Exhibit 99

EXECUTION VERSION AMENDED AND RESTATED CREDIT AGREEMENT BETWEEN Tor#: 5476194.9 MAGNA INTERNATIONAL INC. as Borrower AND THE BANK OF NOVA SCOTIA as Administrative Agent AND THE BANK OF NOVA SCOTIA, CITIGROUP GLOBAL MARKETS INC., BofA SECURITIES, INC., BNP PARIBAS SECURITIES CORP., ROYAL BANK OF CANADA and THE TORONTO - DOMINION BANK as Joint Lead Arrangers and Joint Bookrunners AND THE FINANCIAL INSTITUTIONS from time to time parties hereto, as Lenders MADE AS OF May 24, 2019

TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION

1.1 Definitions 1

1.2 Headings 21

1.3 Currency 21

1.4 Non-Business Days 21

1.5 Interest Payments and Calculations 21

1.6 Determinations By the Borrower 22

1.7 Terms Generally 22

1.8 Schedules 23

1.9 Amendment and Restatement 23

ARTICLE 2

THE CREDIT FACILITY

2.1 Credit Facility 23

2.2 Purpose of Credit Facility 23

2.3 Manner of Borrowing 23

2.4 Nature of the Credit Facility 24

2.5 Drawdowns, Conversions and Rollovers 24

2.6 Agent's Obligations with Respect to Advances 24

2.7 Lenders' and Agent's Obligations with Respect to Advances 24

2.8 Irrevocability 24

2.9 Cancellation or Permanent Reduction of the Credit Facility 25

2.10 Disturbance of LIBO Rate Market or Bankers' Acceptance Market 25

2.11 Extension of Final Repayment Date 26

2.12 Term-Out Option 27

Tor#: 5476194.9

Tor#: 5476194.9 ARTICLE 3 DISBURSEMENT CONDITIONS 3.1 Conditions Precedent to Effectiveness of Agreement ..................................................... 28 3.2 Conditions Precedent to Subsequent Advances ............................................................. 29 3.3 Waiver .................................................................................................................... ......... 29 ARTICLE 4 EVIDENCE OF DRAWDOWNS 4.1 Account of Record........................................................................................................... 29 ARTICLE 5 PAYMENTS OF INTEREST AND FACILITY FEES 5.1 Interest on Prime Rate Advances ................................................................................... 29 5.2 Interest on Base Rate Canada Advances ....................................................................... 30 5.3 Interest on LIBOR Advances........................................................................................... 30 5.4 Facility Fee...................................................................................................................... 30 5.5 Overdue Principal and Interest........................................................................................ 30 5.6 Adjustment of Fees ......................................................................................................... 31 ARTICLE 6 BANKERS’ ACCEPTANCES 6.1 Procedure Relating to Bankers’ Acceptances ................................................................. 31 6.2 BA Rate Loans .............................................................................................................. .. 35 6.3 Power of Attorney............................................................................................................ 35 ARTICLE 7 REPAYM E N T 7.1 Mandatory Repayment of Principal – Credit Facility ....................................................... 36 7.2 Voluntary Repayments and Reductions .......................................................................... 36 7.3 Currency Fluctuations ..................................................................................................... 37 7.4 Payment of Breakage Costs etc...................................................................................... 37

Tor#: 5476194.9 ARTICLE 8 PLACE AND APPLICATION OF PAYMENTS 8.1 Place of Payment of Principal, Interest and Fees ........................................................... 37 ARTICLE 9 REPRESENTATIONS AND WARRANTIES 9.1 Representations and Warranties..................................................................................... 38 9.2 Survival of Representations and Warranties ................................................................... 40 ARTICLE 10 CO V EN AN TS 10.1 Positive Covenants ....................................................................................................... .. 41 10.2 Negative Covenants ....................................................................................................... . 43 10.3 Take - over Bid ............................................................................................................. ..... 44 10.4 Certain ERISA Matters .................................................................................................... 44 ARTICLE 11 DEFAULT 11.1 Events of Default............................................................................................................. 46 11.2 Remedies Upon Default .................................................................................................. 49 11.3 Set - Off ................................................................................................................... .......... 50 ARTICLE 12 COSTS, EXPENSES AND INDEMNIFICATION 12.1 Indemnification by the Borrower...................................................................................... 50 12.2 Reimbursement by Lenders ............................................................................................ 52 12.3 Waiver of Consequential Damages................................................................................. 52 12.4 Payments ................................................................................................................. ....... 53 ARTICLE 13 THE AGENT AND THE LENDERS 13.1 Appointment and Authority .............................................................................................. 53 13.2 Rights as a Lender ........................................................................................................ .. 53

Tor#: 5476194.9 13.3 Exculpatory Provisions ................................................................................................... . 53 13.4 Reliance by Agent ......................................................................................................... .. 54 13.5 Indemnification of Agent.................................................................................................. 54 13.6 Delegation of Duties ...................................................................................................... .. 55 13.7 Successor Agents ......................................................................................................... .. 55 13.8 Non - Reliance on Agent and Other Lenders. ................................................................... 55 13.9 Collective Action of the Lenders...................................................................................... 55 13.10 No Other Duties, etc................................................................................................ ... ..... 56 13.11 Payments by the Borrower ............................................................................................ .. 56 13.12 Knowledge and Required Action ..................................................................................... 57 13.13 Request for Instructions ........................................................................................... ... .... 57 13.14 Actions by Lenders.................................................................................................. ... ..... 57 13.15 Provisions for Benefit of Lenders Only ............................................................................ 59 13.16 Payments by Agent .................................................................................................. ... .... 59 13 . 17 Acknowledgements, Representations and Covenants of Lenders .................................. 60 13 . 18 Rights of Agent ................................................................................................................ 61 13 . 19 Non - Funding Lenders ..................................................................................................... 61 13 . 20 Sharing of Payments by Lenders .................................................................................... 62 13 . 21 Agent’s Clawback ............................................................................................................ 63 ARTICLE 14 TAXES AND CHANGE OF CIRCUMSTANCES 14.1 Change of Circumstances............................................................................................... 64 14.2 Taxes .................................................................................................................... .......... 66 14.3 Illegality ............................................................................................................... ............ 68 ARTICLE 15 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS 15.1 Successors and Assigns Generally................................................................................. 69

Tor#: 5476194.9 15.2 Assignment by Lenders................................................................................................... 69 15.3 Registe r ..................................................................................................................... . ..... 70 15.4 Participations............................................................................................................. ...... 70 ARTICLE 16 GENERAL 16.1 Nature of Obligations under this Agreement ................................................................... 71 16.2 Addresses, Etc. for Notices ............................................................................................. 71 16.3 Governing Law and Submission to Jurisdiction .............................................................. 72 16.4 Judgment Currency ........................................................................................................ . 72 16.5 Survival ................................................................................................................. .......... 73 16.6 Severability............................................................................................................... ....... 73 16.7 Whole Agreement .......................................................................................................... . 73 16.8 Further Assurances ....................................................................................................... .. 74 16.9 Waiver of Jury ............................................................................................................ ..... 74 16 . 10 Counterpart ; Integration ; Effectiveness ; Electronic Execution ........................................ 74 16 . 11 Treatment of Certain Information ; Confidentiality ............................................................ 75 16 . 12 Time of the Essence ....................................................................................................... 75 16 . 13 Delivery by Facsimile Transmission ................................................................................ 75 16 . 14 Termination of Agreement ............................................................................................... 75 16 . 15 Anti - Money Laundering Legislation ................................................................................. 76 16.16 Acknowledgement and Consent to Bail - In of EEA Financial Institutions......................... 76 SCH E DUL E S Schedule A – Schedule B – Schedule C – Schedule D – Schedule E – Schedule F – Lenders and Commitments Notice of Request for Advance, Conversion or Rollover Repayment Notice Compliance Certificate Excluded Subsidiaries Assignment and Assumption Agreement

Tor#: 5476194.9 AMENDED AND RESTATED CREDIT AGREEMENT THIS AGREEMENT is made as of May 24, 2019. B E T W E E N: MAGNA INTERNATIONAL INC. , a corporation existing under the laws of the Province of Ontario (hereinafter referred to as the “ Borrower ”) - and - THE BANK OF NOVA SCOTIA , in its capacity as Agent (hereinafter referred to as the “ Agent ”) - and - Each financial institution from time to time party to this Agreement and shown as a Lender on the signature pages hereto (hereinafter in such capacities individually referred to as a “ Lender ” and collectively in such capacities referred to as the “ Lenders ”) WHEREAS the Borrower, the Agent and the lenders party thereto are parties to the Original Credit Agreement; AND WHEREAS the parties hereto wish to amend and restate the Original Credit Agreement; AND WHEREAS the Borrowers, the Agents and the Lenders have agreed to enter into this Agreement on the terms contained herein; NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows: ARTICLE 1 INTERPRETATION 1.1 Definitions In this Agreement unless something in the subject matter or context is inconsistent therewith: “ Additional Compensation ” has the meaning given to such term in Section 14.1.

Tor#: 5476194.9 - 2 - “ Administrative Questionnaire ” means an administrative questionnaire in a form supplied by the Agent. “ Advance ” means a borrowing by the Borrower by way of a Prime Rate Advance, Base Rate Canada Advance, a LIBOR Advance or issuance of a Bankers’ Acceptance (including BA Rate Loans) and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Advances, Base Rate Canada Advances, and LIBOR Advances, whether as a result of a Drawdown, Conversion, Rollover or deemed advance, plus the face amount of all outstanding Bankers’ Acceptance Loans. “ Affiliate ” means, with respect to a specified Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “ Agent ” means BNS in its capacity as administrative agent for the Lenders, including any successor agent pursuant to Section 13.7. “ Agent’s Payment Branch ” means the branch of the Agent located at The Bank of Nova Scotia, 720 King St. West, 2nd Floor, Toronto, Ontario M5V 2T3 or such other office that the Agent may from time to time designate by notice to the Borrower and the Lenders. “ Agreement ” means this agreement, the schedules and all amendments made hereto in accordance with the provisions hereof, as amended, revised, replaced, supplemented or restated from time to time . “ Anti - Corruption Laws ” means the United States Foreign Corrupt Practices Act of 1977 , the U.K. Bribery Act 2010 and all other similar laws, rules and regulations of any jurisdiction applicable to the Borrower and its Subsidiaries concerning or relating to bribery or corruption. “ Applicable Law ” means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by - laws and regulations, and all applicable official directives, orders, judgments and decrees of Governmental Bodies but solely to the extent they have the force of law (and, in the case of Section 15.1 only, whether or not having the force of law, so long as banks or non - bank lenders, as the case may be, customarily comply therewith). “ Applicable Margin ” means, at any particular time, the percentage rate per annum determined in the table below based on the Credit Rating. The Applicable Margin to be applied with respect to an Advance, Conversion or Rollover shall be the Applicable Margin on the relevant date of the Advance, Conversion or Rollover, as the case may be. The Applicable Margin shall change on the day (the “ Applicable Margin Adjustment Date ”) in which the Agent becomes aware of a change in the Credit Rating. The Borrower shall, upon becoming aware of a change to the Credit Rating, provide notice of such change to the Agent. Each Applicable Margin shall be adjusted on the Applicable Margin Adjustment Date. Notwithstanding the foregoing, there shall be no adjustments to Bankers’ Acceptance Loans that are outstanding on the Applicable Margin Adjustment Date:

Tor#: 5476194.9 - 3 - - -- .. ... . - .. - - - - - - Level Credit Rating: Fitch and S&P/ Moody's B A A . c c . e p . t a . nc e Fee, BA Rate and LIBO Rate Margin Prime Rate Margin, and Base Rate Canada Margin Fa c . ili t . y . F e . e Rate I II Ill ._. IV V - VI - - "Applicable Margin Adjustment Date" has the meaning set forth in the definition of Applicable Margin. "Approval Instrument" has the meaning given to such term in Section 13.14(d). "Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Agent, in substantially the form of Schedule F or any other form approved by the Agent. "BA Acceptance Fee" means, in respect of each Bankers' Acceptance, a fee calculated on the basis of a 365 or 366 day year at a rate per annum for the actual number of days in the relevant Interest Period equal to the Applicable Margin as at the date of issuance of such Bankers' Acceptance, subject to adjustment pursuant to Section 5.6, multiplied by the aggregate face amount of the applicable Bankers' Acceptance. "BA Rate" means the BA Schedule I Rate or the BA Schedule II Rate, as the case may be. "BA Rate Loan" shall have the meaning ascribed thereto in Section 6.2. "BA Schedule I Rate" means, with respect to an issue of Bankers' Acceptances with the same Maturity Date to be accepted by a Schedule I Lender hereunder, the discount rate per annum, calculated on the basis of a year of 365 days, (i) equal to, as determined by the Agent, the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule I Reference Lender that appear on the Reuters Screen COOR Page for the Schedule I Reference Lender at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers' Acceptances, for bankers' acceptances having a comparable face value and an identical Maturity Date to the face value and Maturity Date of such issue of Bankers' Acceptances or (ii) if such rate does not appear on such page for all Schedule I Reference Lender, equal to the arithmetic average of the rates per annum for Canadian dollar bankers' acceptances having such term for the Agent which are quoted to the Agent as of such time by three major Canadian banks chosen by the Agent, provided that the Agent shall act in good faith in order to obtain representative quotes. "BA Schedule II Rate" means, with respect to an issue of Bankers' Acceptances with the same Maturity Date to be accepted by a Non - Schedule I Lender hereunder, the lesser of (i) the discount rate per annum, calculated on the basis of a year of 365 days,

Tor#: 5476194.9 - 4 - determined by the Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule II Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers' Acceptances, for bankers' acceptances having a comparable face value and an identical Maturity Date to the face value and Maturity Date of such issue of Bankers' Acceptances and (ii) the BA Schedule I Rate with respect to an issue of Bankers' Acceptances with the same Maturity Date to be accepted by a Schedule I Lender hereunder plus - per annum. "Bail - In Action" means the exercise of any Write - Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution. "Bail - In Legislation" means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail - In Legislation Schedule. "Bankers' Acceptance" or "BA" means a depository bill, as defined in the Depository Bills and Notes Act (Canada), in Canadian Dollars that is in the form of a Draft signed by or on behalf of the Borrower and accepted by a Lender as contemplated under Section 6.1 or, for Lenders not participating in clearing services as contemplated in that Act, a draft or other bill of exchange in Canadian Dollars that is signed on behalf of the Borrower and accepted by a Lender. "Bankers' Acceptance Loan" means, at any particular time, any Loan which at such time is outstanding by way of Bankers' Acceptances or BA Rate Loans and, for greater certainty, refers to the aggregate face amount of all Bankers' Acceptances accepted and BA Rate Loans made in respect of a single Drawdown Notice, and "Bankers' Acceptance Loans" means, at any time, all Bankers' Acceptance Loans at such time; "Basel Ill" means (i) the agreements on capital requirements, leverage ratio and liquidity standards contained in "Basel Ill: A global regulatory framework for more resilient banks and banking systems", "Basel Ill: International framework for liquidity risk measurement standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated; and (ii) any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel Ill". "Base Rate Canada" means, at any particular time, the greater of (a) the annual rate of interest, designated as the "Base Rate Canada", which the Agent establishes at its principal office in Toronto as the reference rate of interest in order to determine interest rates it will charge at such time for loans in U.S. dollars made to its customers in Canada, such rate to be adjusted automatically and without the necessity of any notice to the Borrower upon each change to such rate and (b) the Federal Funds Rate at such time plus ½ of 1 % per annum. "Base Rate Canada Advance" means, at any particular time, any Advance which is outstanding at such time and in respect of which interest is to be calculated based on the

Tor#: 5476194.9 - 5 - Base Rate Canada and “Base Rate Canada Advances” means, at any particular time, all Base Rate Canada Advances at such time. “ Base Rate Canada Margin ” means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to “Base Rate Canada Margin” in the pricing grid in the definition of “Applicable Margin”. “ BNS ” means The Bank of Nova Scotia. “ Borrower ” means Magna International Inc., an Ontario corporation, including its successors and assigns. “ Borrower’s Counsel ” means Osler, Hoskin & Harcourt LLP. “ Breakage Costs ” means all reasonable costs, losses and expenses incurred by any Lender by reason of the liquidation or deployment of deposits or other funds, the breakage of LIBO Rate contracts, all as set out in a certificate delivered to the Borrower by any Lender entitled to receive such reimbursement. “ Business Day ” shall mean any day other than a Saturday or a Sunday on which banks generally are open for business in Toronto, Ontario, and when used in respect of LIBOR Advances, shall mean any day other than a Saturday or a Sunday on which banks are generally open for business in Toronto, Ontario, New York, New York and London, England and on which transactions can be carried on in the London interbank market and when used in respect of Base Rate Canada Advances, shall mean any day other than a Saturday or a Sunday on which banks generally are open for business in Toronto, Ontario and New York, New York. “ Canadian Dollars ”, “ Cdn. Dollars ”, “ Cdn.$ ” and “ $ ” means the lawful money of Canada. “ Capital Lease Obligations ” means, with respect to any Person, the obligations of such Person which are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP, and for purposes of this Agreement, the amount of such obligations shall in each case be the capitalized amount thereof, determined in accordance with GAAP. “ Cash Equivalents ” means marketable direct obligations issued by, or unconditionally guaranteed by, the governments of Canada or any province thereof or the United States or any agency or instrumentality of any of them, and backed by the full faith and credit of Canada or such province or the United States, as the case may be, in each case maturing within one year from the date of acquisition. “ Change in Law ” has the meaning given to such term in Section 14.1. “ Closing Date ” means May 24, 2019 or such later date as may be agreed to by the parties hereto. “ Code ” means the United States Internal Revenue Code of 1986 , as amended, and the rules and regulations promulgated thereunder.

Tor#: 5476194.9 - 6 - “ Commitment ” means, in respect of each Lender from time to time, the maximum amount of Advances which the Lender has covenanted to make as set forth in Schedule A to this Agreement (which may be amended and distributed to all parties by the Agent from time to time). “ Compliance Certificate ” means the certificate required pursuant to Section 10 . 1 (i), substantially in the form annexed as Schedule D and signed by a senior officer of the Borrower . “ Conflict of Interest ” means the circumstance in which a Lender determines, acting in good faith and reasonably, that it has an existing business relationship either directly or through an Affiliate with an entity that is subject to a Take - over Bid . “ Consenting Lender ” has the meaning given to such term in Section 2.11(a). “ Contaminants ” means any biological, chemical or physical agent which is regulated, prohibited, restricted or controlled under any Environmental Laws including, without limitation, any petroleum products, chemicals, contaminants, pollutants, emissions, effluents, wastes and toxic, hazardous, dangerous or potentially toxic, hazardous or dangerous substances or materials as such terms are defined in Environmental Laws. “ Control ” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or polices of a Person, whether through the ability to exercise voting power, by contract or otherwise. “ Controlling ” and “ Controlled ” have corresponding meanings. “ Controlled Group ” means each business or entity which is a member of a “controlled group of corporations,” under “common control” or is a member of an “affiliated service group” with a U.S. Subsidiary of the Borrower within the meaning of Section 414(b),(c) or (m) of the Code, or required to be aggregated with a U.S. Subsidiary of the Borrower under Section 414(o) of the Code, or is under “common control” with a U.S. Subsidiary of the Borrower, within the meaning of Section 4001(a)(14) of ERISA. “ Conversion ” means a conversion of an Advance pursuant to Section 2.5(a). “ Conversion Date ” means the date specified by the Borrower as being the date on which the Borrower has elected to convert one type of Advance into another type of Advance and which shall be a Business Day . “ Credit Facility ” has the meaning set forth in Section 2.1. “ Credit Rating ” means a rating of the credit quality of the Borrower based upon ratings established by S&P, Fitch or Moody’s upon the following basis: (a) for each of S&P, Fitch and Moody’s, the relevant rating shall be: (i) the rating by such credit rating agency of the credit quality of the senior unsecured long - term debt of the Borrower, or (ii) if such rating is not available from such credit rating agency, the issuer credit rating or the general corporate credit rating of the Borrower by such credit rating agency, or (iii) if the aforesaid ratings are not available from such credit rating agency, the rating one gradation above the rating of the credit quality of the subordinated debt of the Borrower by such credit

Tor#: 5476194.9 - 7 - rating agency, or (iv) if none of the aforesaid ratings are available from such credit rating agency, the Borrower and the Lenders shall negotiate in good faith to amend this definition to adopt a substitute rating for such credit rating agency and, pending such amendment, the credit rating shall be the last rating by such credit rating agency and, if the Borrower and the Lenders are unable to negotiate such an amendment within 30 days following the date on which the aforesaid credit ratings have ceased to be available from such credit rating agency, the rating for such credit rating agency shall be deemed to be a rating less than BB+ or Ba1; (b) if the Borrower is split - rated and the ratings differential between the highest rating and the next highest rating is one level, the highest of the ratings shall apply; (c) if the Borrower is split - rated and the ratings differential between the highest rating and the next highest rating is more than one level, the rating that is one level lower than the highest of the ratings shall be used; and (d) if the Borrower is rated by only one of S&P, Fitch or Moody’s, then that single rating shall be used. “ Default ” means any event which, but for the lapse of time or the giving of notice or both, would constitute an Event of Default. “ Discount Proceeds ” means, in respect of any Bankers’ Acceptances to be accepted by a Lender on any particular day, an amount in Canadian dollars (rounded to the nearest whole cent and with one - half of one cent being rounded up) calculated on such day by multiplying: (a) the aggregate face amount of such Bankers’ Acceptances; by (b) a factor equal to one divided by the sum of one plus the product of: (i) the BA Rate which is applicable to such Bankers’ Acceptance (expressed as a decimal); and (ii) a fraction, the numerator of which is the number of days in the Interest Period with respect to such Bankers’ Acceptances and the denominator of which is 365; with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up. “ Drafts ” has the meaning set forth in Section 6.3. “ Drawdown ” means: (a) the advance of a Prime Rate Advance, a Base Rate Canada Advance or a LIBOR Advance; or (b) the issue of Bankers’ Acceptances.

Tor#: 5476194.9 - 8 - “ Drawdown Date ” means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which shall be a Business Day. “ Drawdown Notice ” means the notice of request for advance, conversion or rollover substantially in the form annexed hereto as Schedule B to be given to the Agent by the Borrower pursuant to Section 2.5. “ EEA Financial Institution ” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent. “ EEA Member Country ” means any of the member states of the European Union, Iceland, Liechtenstein and Norway. “ EEA Resolution Authority ” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution. “ Eligible Assignee ” means any Person (other than a natural person, the Borrower or any Affiliate of the Borrower), in respect of which any consent that is required by Section 15.2 has been obtained. “ Environmental Approval ” means any approval, permit, order, consent or other authorization issued or granted by any Governmental Body under applicable Environmental Laws. “ Environmental Laws ” means applicable federal, provincial, state, local, municipal, governmental or quasi - governmental laws, by - laws, rules, regulations and orders made or given under Applicable Law, policies, guidelines, directives and decisions (so long as a duly diligent Person would, in the conduct of its business, be reasonably required to comply therewith) and other lawful requirements concerning occupational or public health and safety or the environment (including, without limitation, the use, handling, transportation, production, disposal, discharge or storage of any Contaminants) and any lawful order, injunction, judgment, declaration, notice or demand issued thereunder. “ Equivalent Amount ” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is translated into the first currency using the Bank of Canada 4:30 p.m. spot rate for the previous Business Day with respect to which such computation is required for the purpose of this Agreement. “ ERISA ” means the Employee Retirement Income Security Act of 1974 (United States), as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time; references to sections of ERISA also refer to any successor sections. “ ERISA Event ” shall mean (i) a “Reportable Event” described in section 4043 of ERISA and the regulations issued thereunder other than one for which the PBGC has waived

Tor#: 5476194.9 - 9 - the statutory notice requirement under regulation or in other guidance, (ii) the withdrawal of a U.S. Subsidiary of the Borrower or any member of the Controlled Group from a Pension Plan during a plan year in which it was a “substantial employer” as defined in section 4001(a)(2) of ERISA or from a Multiemployer Plan, (iii) the filing of a notice of intent to terminate a Pension Plan or the treatment of a Pension Plan amendment as a termination under section 4041 of ERISA, (iv) the institution of proceedings to terminate a Pension Plan by the PBGC or (v) any other event or condition which constitutes grounds under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan. “ EU Bail - In Legislation Schedule ” means the EU Bail - In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time. “ Event of Default ” means any of the events or circumstances described in Section 11.1. “ Excluded Indebtedness ” means indebtedness owed by the Borrower or a Restricted Subsidiary to the Borrower or a Restricted Subsidiary and indebtedness owed by the Borrower or a Restricted Subsidiary to any bank, financial institution or other lender (an “ FI Creditor ”) to the extent that the Borrower or Restricted Subsidiary has deposits with such FI Creditor sufficient to repay such indebtedness and such FI Creditor has an unrestricted right to access such deposits to pay such indebtedness. “ Excluded Subsidiaries ” means those Subsidiaries of the Borrower identified from time to time by the Borrower as an excluded subsidiary subject to compliance by the Borrower with the terms of Section 10.1(m). As of the date of this Agreement, the Excluded Subsidiaries are as set forth on Schedule E hereto. “ Excluded Taxes ” means, with respect to the Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) taxes imposed on or measured by its net income, profits, gross receipts or net worth, capital taxes and franchise taxes imposed on it, in each case, (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located or by the jurisdiction in which the person is maintaining a permanent establishment or fixed base, or (ii) that are Other Connection Taxes, and (b) any branch profits taxes or any similar tax imposed by any jurisdiction described in clause (a) in which such Lender is located or in which such Lender is maintaining a permanent establishment or fixed base. “ Federal Funds Effective Rate ” means, for any day, an annual rate of interest, expressed on the basis of a year of 360 days, equal, for each day during such period, to the weighted average of the rates on overnight United States federal funds transactions with members of the Federal Reserve System arranged by United States federal funds brokers, as published for such day (or, if such day is not a Business Day, for the preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the simple average of the quotations for that day for such transactions received by the Agent from three United States federal funds brokers of recognized standing selected by it.

Tor#: 5476194.9 - 10 - “ Final Repayment Date ” means the earlier of June 22 , 2020 , subject to extensions of the such date as provided for in Section 2 . 11 and Section 2 . 12 ,and the date on which the Credit Facility is terminated pursuant to Section 16 . 14 . “ Fiscal Quarter ” means each successive three - month period of the Borrower’s Fiscal Year ending on or about March 31 , June 30 , September 30 and December 31 in each fiscal year . “ Fiscal Year ” means the fiscal year of the Borrower, being the twelve - month period ending on December 31 of each year. “ Fitch ” means Fitch, Inc. or its successors. “ F.R.S. Board ” means the Board of Governors of the Federal Reserve System of the United States or any successor thereto. “ Funded Indebtedness ” means, at any particular time, the aggregate, without duplication, of (i) the Restricted Subsidiaries’ indebtedness for borrowed money (including reimbursement obligations for issued letters of credit, letters of guarantee and bankers’ acceptances, but excluding Subordinate Debt) at such time but not including indebtedness owing pursuant to this Agreement, (ii) Capital Lease Obligations of the Restricted Subsidiaries at such time, and (iii) contingent liabilities of the Restricted Subsidiaries at such time with respect to indebtedness for borrowed money of a Person other than the Borrower or any of its Subsidiaries, but excluding any lease, concession or license of property which is considered an operating lease right - of use liability under GAAP as a result of the implementation and effectiveness of ASC - 842 - Leases , all determined on a consolidated basis in accordance with GAAP except as expressly provided for herein. “ GAAP ” means generally accepted accounting principles prevailing in the United States of America as at the date of this Agreement (unless otherwise specifically stated herein). “ generally accepted accounting principles ” means generally accepted accounting principles prevailing in the United States of America from time to time. “ Governmental Body ” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limiting the foregoing) any other law - making, regulation - making or rule - making entity (including, without limitation, the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements and any central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances, or any Person acting under the authority of any of the foregoing (including, without limitation, any arbitrator). “ Grantor ” has the meaning given to such term in Section 15.4. “ Indemnified Taxes ” means Taxes other than Excluded Taxes. “ Indebtedness ” means, with respect to any Person at any particular time, the aggregate amount of all indebtedness and liabilities (excluding deferred taxes) of such Person which would, in accordance with generally accepted accounting principles, be reflected

Tor#: 5476194.9 - 11 - on a balance sheet of such Person at that time, together with, without duplication, all indebtedness created or arising under any conditional sales agreement, provided that if the rights and remedies of the seller or lender under such agreement in the event of the default are limited to repossession or sale of property, such indebtedness shall be deemed to be in an amount equal to the lesser of (A) the amount of such indebtedness and (B) the book value of such property; provided that for the purpose of computing the Indebtedness of any Person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been irrevocably deposited with the proper depository in trust the necessary funds (or evidences of other indebtedness, or other securities, if permitted by the instrument creating such indebtedness) for the payment, redemption or satisfaction of such indebtedness, and such funds and evidences of indebtedness or other security so deposited shall not be included in any computation of the assets of such Person made for purposes of this Agreement. “ Insolvency Legislation ” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re - adjustment of debt, dissolution or winding - up, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Canada Deposit Insurance Corporations Act (Canada), the Winding - Up and Restructuring Act (Canada) and the Bankruptcy Code (United States). “ Intellectual Property ” means trade marks, trade mark applications, trade names, certification marks, patents, patent applications, copyrights, copyright interests and industrial designs . “ Interbank Reference Rate ” means the interest rate expressed as a percentage per annum which is customarily used by the Agent when calculating interest due by it or owing to it arising from correction of errors and other adjustments between it and other Canadian chartered banks. “ Interest Payment Date ” means, (a) with respect to each Prime Rate Advance and Base Rate Canada Advance, the first Business Day of each calendar month; and (b) with respect to each LIBOR Advance, the last Business Day of each applicable Interest Period and, if any Interest Period is longer than ninety (90) days, the last business Day of each such ninety (90) day period during such Interest Period. “ Interest Period ” means, (a) with respect to each Prime Rate Advance and Base Rate Canada Advance, the period commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower hereunder for the Conversion of such Advance into another type of Advance or for the repayment of such Advance; (b) with respect to each Bankers’ Acceptance Loan, the period selected by the Borrower hereunder and not less than 1 month nor more than 6 month’s duration, subject to availability, commencing on the Drawdown Date, Rollover Date or Conversion Date of such Advance; and

Tor#: 5476194.9 - 12 - (c) with respect to each LIBOR Advance, the period selected by the Borrower and being from 30 to 180 days duration, subject to availability, commencing on the applicable Drawdown Date, Rollover Date or Conversion Date of such Advance, as the case may be; provided that (i) in any case the last day of each Interest Period shall be also the first day of the next Interest Period, (ii) the last day of each Interest Period shall be a Business Day and if the last day of an Interest Period selected by the Borrower is not a Business Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period otherwise selected, and (iii) no Interest Period shall expire subsequent to the Maturity Date. “ Judgment Conversion Date ” has the meaning set forth in Section 16.4(a)(ii). “ Judgment Currency ” has the meaning set forth in Section 16.4(a). “ Lender BA Suspension Notice ” has the meaning set forth in Section 2.10(c)(ii). “ Lender - Related Distress Event ” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each a “ Distressed Person ”), a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Body), or such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Body having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such governmental authority, provided that a Lender - Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any equity interest in such Distressed Person by any Governmental Body. For purposes of this definition, control of a Person shall have the same meaning as in the last sentence of the definition of “ Affiliate ”. “ Lenders ” means the Persons designated in Schedule A annexed hereto and “ Lender ” means any one of the Lenders and includes each of their successors and permitted assigns. “ Lending Office ” means, with respect to a particular Lender, the branch or office specified in Schedule A from which such Lender makes Advances and to which the Agent disburses payments received for the benefit of such Lender. “ LIBO Rate ” means in respect of any LIBOR Advance to be made by the Lenders for any Interest Period, the rate of interest per annum (calculated on the basis of a 360 day year) which appears on the Thomson Reuters Screen Page 3750 (or if two or more rates appear on the Thomson Reuters Screen Page 3750 the arithmetic mean of such rates) as of 11:00 a.m. (London time) on the day which is two (2) Business Days prior to the

Tor#: 5476194.9 - 13 - first day of such Interest Period, as being the rate for deposits with prime lending banks in the London interbank eurocurrency market in U.S. dollars, in an amount approximately equal to the amount of the particular LIBOR Advance for approximately the same number of days as such Interest Period for delivery on the first day of such Interest Period, or, if such rate is not available on such date, the simple average (rounded upwards, if necessary, to the nearest whole multiple of 1/16 of 1%) of such rates quoted at such time by the Lenders as being the respective rates at which their respective principal lending offices in London, England are prepared to offer such deposits. “ LIBO Rate Margin ” means, with respect to LIBOR Advances, the applicable percentage rate per annum indicated below the references to “LIBO Rate Margin” in the pricing grid in the definition of “Applicable Margin”. “ LIBOR (Reserve Adjusted) ” means, for a particular Interest Period, the rate per annum, calculated on the basis of a year of 360 days, determined pursuant to the following formula (and rounded up to the nearest 1 / 16 of 1% ) : LIBOR (Reserve Adjusted) = LIBO Rate for such Interest Period 1 – LIBOR Reserve Percentage for such Interest Period LIBOR (Reserve Adjusted) for any Interest Period for LIBOR Advances will be determined by the Agent on the basis of the LIBOR Reserve Percentage in effect on, and the applicable rates furnished to and received by the Agent, two Business Days before the first day of such Interest Period. “ LIBOR Advance ” means, at any particular time, any Advance which is outstanding at such time and in respect of which interest is to be calculated based on the LIBO Rate or LIBOR (Reserve Adjusted), and “ Libor Advances ” means, at any particular time, all LIBOR Advances at such time. “ LIBOR Reserve Percentage ” means, for a particular Interest Period, the reserve percentage (expressed as a decimal) equal to the maximum aggregate reserve requirements (including all basic, emergency, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements) specified under regulations issued from time to time by the F.R.S. Board and then applicable to assets or liabilities consisting of and including “Eurocurrency Liabilities”, as currently defined in Regulation D of the F.R.S. Board, having a term approximately equal or comparable to such Interest Period. “ Lien ” means any mortgage, lien, pledge, assignment, charge, security interest, lease that secures a Capital Lease Obligation, conditional sale agreement, right reserved in any Governmental Body, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance and includes any contractual restriction which, if contravened, may give rise to such an encumbrance and any agreement to give any of the foregoing. “ Magna Group ” means the Borrower and all other Restricted Subsidiaries of the Borrower taken as a whole and “ member of the Magna Group ” means the Borrower or any other Restricted Subsidiary of the Borrower.

Tor#: 5476194.9 - 14 - “ Majority Lenders ” means Lenders holding greater than 51% of the Commitments under the Credit Facility provided that should there only be two Lenders then “Majority Lenders” shall mean both such Lenders; provided however that in the event that the Commitments have been terminated, “Majority Lenders” shall be based on Lenders whose aggregate Advances outstanding at such time are at least 51% of all outstanding Advances. “ Material Adverse Effect ” means a negative impact on the business or financial condition of the Borrower on a consolidated basis which would (i) reduce Tangible Net Worth by 10% or more; and (ii) materially adversely affect the Borrower’s ability to perform its payment obligations under this Agreement. “ Material Authorization ” means, with respect to any Person, any Environmental Approval or approval, permit, licence or similar authorization from, and any filing or registration with, any Governmental Body required by such Person to own, hold under licence or lease its property and assets or to carry on its business in each jurisdiction in which it does so. “ Maturity Date ” means the last day of an Interest Period. “ Moody’s ” means Moody’s Investor Services, Inc. or its successor. “ Multiemployer Plan ” shall mean a Pension Plan defined as such in section 3(37) or 4001(a)(3) of ERISA. “ Non - Consenting Lender ” has the meaning given to such term in Section 2.11(a) or Section 13.14(e), as applicable. “ Non - Funding Lender ” means any Lender (i) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder, or (ii) that has given verbal or written notice to the Borrower, the Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender - Related Distress Events has occurred, or (iv) that has become the subject of a Bail - In Action, or (v) with respect to which an Agent has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities. “ Obligations ” means, collectively, all indebtedness, liabilities and other obligations of the Borrower to the Lenders, the Agent or any of them hereunder (including any amendments or supplements hereto) or under any other document (including any amendments or supplements thereto) delivered pursuant to this Agreement, whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter. “ Original Credit Agreement ” means the credit agreement dated as of October 12, 2018 among the Borrower, the Agent and the lenders party thereto. “ Other Connection Taxes ” shall mean, with respect to the Agent, any Lender or any other recipient of any payment to be made by or on account of the Borrower hereunder or under this Agreement, Taxes imposed as a result of a present or former connection

Tor#: 5476194.9 - 15 - between such person and the jurisdiction imposing such Tax (other than connections arising from such person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to this Agreement or enforced this Agreement). “ Other Taxes ” means all present or future stamp, court or documentary, intangible, recording, filing or similar taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement. “ Participant ” shall have the meaning ascribed to such term in Section 15.4. “ PBGC ” shall mean the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions. “ Pension Plan ” means a “pension plan”, as such term is defined in section 3(2) of ERISA, which is subject to Title IV of ERISA, and to which a U.S. Subsidiary of the Borrower or any corporation, trade or business that is, along with a U.S. Subsidiary of the Borrower, a member of a Controlled Group, may have liability, including any liability by reason of having been a substantial employer within the meaning of section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under section 4069 of ERISA or, in the case of a multiple employer plan (as described in section 4064(a) of ERISA), has made contributions at any time during the immediately preceding five plan years but does not include a Multiemployer Plan. “ Permitted Encumbrances ” means any one or more of the following with respect to the Magna Group: (a) Liens for Taxes, assessments or governmental charges or for utilities arising or incurred in the ordinary course of business that are not yet due and payable or the validity of which is being contested in good faith by the applicable member of the Magna Group and in respect of which (i) the applicable member of the Magna Group has established on its books reserves considered by it to be adequate therefor, or (ii) security has been provided to the Lenders which is adequate to ensure payment, or (iii) such Liens do not exceed $25,000,000 in the aggregate; (b) construction, mechanics, carriers, warehousemen, workers, repairers’, materialmen’s or other like possessory Liens and Liens in respect of vacation pay, workers’ compensation, unemployment insurance or similar statutory obligations, provided the obligations secured by such Liens are not yet due and payable and, in the case of construction Liens, which have not yet been filed, or, with respect to any Lien described above, the validity of which is being contested in good faith by the applicable member of the Magna Group and in respect of which (i) the applicable member of the Magna Group has established on its books reserves considered by it to be adequate therefor or (ii) security has been provided to the Lenders which is adequate to ensure payment, or (iii) such Liens do not exceed $25,000,000 in the aggregate;

Tor#: 5476194.9 - 16 - (c) Liens arising from court or arbitral proceedings, the validity of which is being contested in good faith by the applicable member of the Magna Group and in respect of which the applicable member of the Magna Group has established on its books reserves considered by it to be adequate therefor; (d) pledges or deposits of money or securities made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations; (e) deposits to secure public or statutory obligations or in connection with any matter giving rise to a Lien described in (b) above or (i) below; (f) deposits of cash or securities in connection with any appeal, review or contestation of any Lien, or any matter giving rise to a Lien, described in (a) or (c) above; (g) Purchase Money Security Interests; (h) security given by the applicable member of the Magna Group to a public utility or any Governmental Body, when required by such utility or Governmental Body in connection with the operations of the applicable member of the Magna Group in the ordinary course of its business, which singly or in the aggregate do not materially impair the use of the asset concerned in the operation of the business of the applicable member of the Magna Group; (i) rights reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the same, to take action which results in an expropriation, to approve or designate a purchaser of any real property or to require annual or other payments as a condition to the continuance thereof; (j) zoning laws and building or land use restrictions, development agreements, subdivision agreements, site plan agreements, easements, rights of way, servitudes, leases, minor encroachments or other similar encumbrances or privileges in respect of real property which in the aggregate do not materially impair the use of such property by the applicable member of the Magna Group in the operation of its business; (k) the reservation in any original grants from the Crown of any land or interest therein; (l) any Lien on the assets of any member of the Magna Group provided the Lenders are provided with a Lien ranking pari passu with such Lien; (m) Liens not otherwise specified in this definition existing as of the date hereof and securing an aggregate amount not to exceed US$100,000,000; (n) Liens not otherwise specified by this definition granted by the Borrower and the Restricted Subsidiaries on their respective property and assets provided that the

Tor#: 5476194.9 - 17 - aggregate amount so secured does not at any time exceed an amount equal to 40% of Tangible Net Worth at such time; (o) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the applicable member of the Magna Group; (p) rights and interests created by notice registered by any transportation authority with respect to proposed roads or highways which do not materially impair the use of real property owned or leased by the applicable member of the Magna Group in the operation of the business of the applicable member of the Magna Group; (q) the granting by the applicable member of the Magna Group in the ordinary course of its business of any lease, sub - lease, tenancy or right of occupancy to any person in respect of real property owned or leased by the applicable member of the Magna Group; (r) any Lien to secure Indebtedness of any Restricted Subsidiary owing by it to the Borrower or to any other Restricted Subsidiary; (s) any other Lien which the Lenders approve in writing as a Permitted Encumbrance; and (t) Liens to secure any new or successive renewals, extensions or refinancings, in whole or in part, of any Indebtedness secured by Liens which are Permitted Encumbrances; provided, however, that (i) such new Lien shall be limited to all or part of the same property or assets that secured the original Lien plus improvements or alterations to such property or assets, and (ii) Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount of the Indebtedness secured by such Lien immediately prior to the time of such renewal, extension or refinancing, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, extension or refinancing. “ Person ” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Body or other entity. “ Prime Rate ” means, at any time, the greater of (a) the annual rate of interest which the Agent establishes at its principal office in Toronto as the reference rate of interest to determine interest rates it will charge at such time for advances in Canadian dollars made to its customers in Canada and which it refers to as its “prime rate of interest”, such rate to be adjusted automatically and without the necessity of any notice to the Borrower upon each change to such rate, and (b) the sum of (i) the BA Schedule I Rate at such time for a 30 day term and (ii) ½ of 1% per annum. “ Prime Rate Advance ” means an Advance in Canadian Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by reference to the Prime Rate.

Tor#: 5476194.9 - 18 - “ Prime Rate Margin ” means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to “Prime Rate Margin” in the pricing grid in the definition of “Applicable Margin”. “ Proportionate Share ” means in respect of each Lender from time to time, with respect to the Credit Facility, the percentage of the Credit Facility which a Lender has agreed to advance to the Borrower, determined by dividing the Lender’s Commitment in respect of the Credit Facility by the aggregate of all of the Lenders’ Commitments with respect to the Credit Facility, and, with respect to an Advance, means the Proportionate Share of the Credit Facility under which such Advance is made. “ PTE ” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time. “ Purchase Money Security Interest ” means any Lien given, assumed or arising by operation of law, including leases that secure Capital Lease Obligations, by any member of the Magna Group to provide or secure, or to provide the obligor with funds to pay, up to but not to exceed 100% of the consideration for the acquisition, construction or improvement of property or assets, provided the principal amount of the obligation secured by such Lien does not exceed the capital cost of such acquisition, construction or improvement, and such Lien attaches only to the property and assets, as applicable, being acquired, constructed or improved, as applicable by the obligor. “ Related Party ” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees and agents of such Person and of such Person’s Affiliates. “ Repayment Notice ” means the notice substantially in the form annexed hereto as Schedule C. “ Replacement Lender ” has the meaning given to such term in Section 13.14(e). “ Restricted Subsidiaries ” means all existing and future Subsidiaries of the Borrower but excluding the Excluded Subsidiaries which Excluded Subsidiaries are, as of the date of this Agreement, set forth on Schedule E hereto. “ Reuters Screen ” means, in respect of any designated page and interest or discount rate, the display page so designated on the Reuters Monitor Money Rates Service (or such other page as may replace that page on that service for the purpose of displaying rates comparable to that interest or discount rate); “ Rollover ” means a rollover of a maturing Bankers’ Acceptance into a new Bankers’ Acceptance, as applicable, or the rollover of a maturing LIBOR Advance into a new LIBOR Advance. “ Rollover Date ” means the date of commencement of a new Interest Period applicable to a Bankers’ Acceptance or a LIBOR Advance that is being rolled over. “ Sanction Laws ” means trade or financial sanctions imposed, administered or enforced by the Office of Foreign Assets Control (“ OFAC ”) of the U.S. Department of the Treasury or similar trade or financial sanctions imposed, administered or enforced by (a) the U.S. Department of State pursuant to the International Emergency Economic Powers Act ,

Tor#: 5476194.9 - 19 - Trading with the Enemy Act , United Nations Participation Act , Foreign Narcotics Kingpin Designation Act , Comprehensive Iran Sanctions, Accountability, and Divestment Act , Iran Threat Reduction and Syria Human Rights Act and related executive orders and regulations, (b) Her Majesty’s Treasury of the United Kingdom, (c) the European Union, (d) United Nations Security Council, or (e) Canada. “ Sanctioned Person ” means any Person currently named on OFAC’s List of Specially Designated Nationals and Blocked Persons or any entity that is 50% or more owned by such Person; the Sanctioned Entities List maintained by the U.S. Department of State; the consolidated list of persons, groups and entities subject to European Union financial sanctions maintained by the European Union External Action Committee; the Consolidated List of Financial Sanctions Targets maintained by Her Majesty’s Treasury of the United Kingdom; the Compendium of United Nations Security Council Sanctions Lists or any Canadian Governmental Body. “ S&P ” means Standard & Poor’s Rating Services, a division of The McGraw - Hill Companies, Inc. or its successor. “ Schedule I Lender ” means a bank which is chartered under the Bank Act (Canada) and named in Schedule I thereto. “ Schedule I Reference Lender ” means, initially, BNS. “ Schedule II Reference Lenders ” means, initially, Citibank, N.A., Canadian Branch, Bank of America, N.A. Canada Branch and BNP Paribas. “ Senior Management ” means all senior officers of the Borrower. “ Subordinate Debt ” means, at any particular time, the amount of the unsecured Indebtedness of the Borrower or a Restricted Subsidiary, as applicable, at such time, the repayment of the principal and interest of which is subordinate to the Obligations, determined on a consolidated basis in accordance with GAAP unless (i) any of the principal amount thereof is required to be repaid by its terms (excluding voluntary repayments) prior to the Final Repayment Date and (ii) the holder of such Indebtedness is entitled to demand repayment in cash or cash equivalents. “ Subsidiary ” means, in respect of any Person that is a company or corporation, a “subsidiary” of such Person as defined in the Business Corporations Act (Ontario) as in force on the date hereof, and “ Subsidiaries ” means all Subsidiaries of such Person and for greater certainty includes any Person which is subject to the direct or indirect voting control of another Person. “ Take - over Bid ” means an offer to acquire made by one or more Persons acting alone, jointly or in concert (collectively, the “ Offeror ”) to any holder of shares or securities convertible, exchangeable or exercisable into shares (the “ Target Shares ”) of the offeree issuer (the “ Offeree Issuer ”), which has not been solicited by or made at the request of the board of directors of the Offeree Issuer or with respect to which the board of directors of the Offeree Issuer has not recommended acceptance, where the Target Shares subject to the offer to acquire together with the Target Shares held by or on behalf of the Offeror on the date of the offer, constitute, in aggregate, 20% (or such lesser percentage as would require compliance with the formal requirements governing

Tor#: 5476194.9 - 20 - take - over bids (such as the delivery of circulars or equivalent disclosure documents to shareholders under applicable law)) or more of the outstanding Target Shares at the date of the offer to acquire, but excluding any such offer which, under the applicable law of the jurisdiction in which such offer is made, would be exempt from such formal requirements. “ Take - over Bid Financing Notice ” means a notice from the Borrower to the Agent executed by a duly authorized officer of the Borrower (i) stating the intention of the Borrower to use all or part of the proceeds of an Advance to directly or indirectly finance a Take - over Bid; and (ii) setting forth the name, address and jurisdiction of incorporation or other organization of the Offeree Issuer. “ Tangible Net Worth ” means, at any particular time, Total Equity at such time less the aggregate book value of intangible assets (including, without limitation, (i) goodwill and (ii) Intellectual Property in excess of $100,000,000) of the Borrower at such time, all as determined on a consolidated basis in accordance with GAAP. “ Taxes ” means all taxes of any kind or nature whatsoever including, without limitation, income taxes, sales or value - added taxes, capital taxes, franchise taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Body of or within Canada, the United States or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon. “ Terminated Lender ” has the meaning given to such term in Section 13.14(e). “ Term - Out Date ” has the meaning given to such term in Section 2.12(a). “ Term - Out Option ” has the meaning given to such term in Section 2.12(a). “ Total Capitalization ” means, at any particular time, the aggregate of Total Debt and Total Equity at such time, in each case calculated on a consolidated basis and determined in accordance with GAAP. “ Total Debt ” means, at any particular time, the aggregate, without duplication, of (i) the Borrower’s indebtedness for borrowed money (including reimbursement obligations for issued letters of credit, letters of guarantee and bankers’ acceptances, but excluding Subordinate Debt) at such time, (ii) Capital Lease Obligations of the Borrower at such time, and (iii) contingent liabilities of the Borrower at such time with respect to indebtedness for borrowed money of a Person other than the Borrower or any of its Subsidiaries but excluding any lease, concession or license of property which is considered an operating lease right - of - use liability under GAAP as a result of the implementation and effectiveness of ASC - 842 - Leases , all determined on a consolidated basis in accordance with GAAP except as expressly provided for herein. “ Total Equity ” means, at any particular time, the aggregate of, without duplication, (i) the total amount of shareholders’ equity of the Borrower at such time (including the stated capital of all shares, the stated capital that would be attributable to all shares issued upon the conversion of any convertible debt instruments, accumulated retained earnings, the amount of any contributed surplus, the amount of minority interest in

Tor#: 5476194.9 - 21 - Subsidiaries of the Borrower and currency translation adjustments), and (ii) the principal amount of Subordinate Debt, all as determined on a consolidated basis in accordance with GAAP except as expressly provided for herein. “ United States Dollars ”, “ US Dollars ” and “ US $ ” means the lawful money of the United States of America. “ Unutilized Portion of the Credit Facility ” means, on a particular date, the difference between the total Commitment and the aggregate US Dollar Equivalent Amount of all Advances outstanding under the Credit Facility. “ Welfare Plan ” means a “welfare plan”, as such term is defined in section 3(1) of ERISA. “ Write - Down and Conversion Powers ” means, with respect to any EEA Resolution Authority, the write - down and conversion powers of such EEA Resolution Authority from time to time under the Bail - In Legislation for the applicable EEA Member Country, which write - down and conversion powers are described in the EU Bail - In Legislation Schedule. 2. Headings The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 3. Currency Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean United States Dollars. 4. Non - Business Days Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. Notwithstanding the foregoing, if with respect to any payment of principal or interest on a LIBOR Advance the succeeding Business Day falls in the next calendar month, the due date for payment of such principal or interest shall be the next preceding Business Day. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day. 5. Interest Payments and Calculations (a) All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re - investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

Tor#: 5476194.9 - 22 - (b) For the purposes of the Interest Act (Canada) where in this Agreement (i) a rate of interest is to be calculated on the basis of a year of 360 or 365 days, the yearly rate of interest to which the 360 or 365 day rate is equivalent is such rate multiplied by the number of days in the year for which such calculation is made and divided by 360 or 365, as applicable, or (ii) an annual rate of interest is to be calculated during a leap year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by 366 and divided by 365. (c) Unless expressly agreed otherwise under this Agreement, the Agent shall calculate all fees and interest, including without limitation standby and facility fees and agency fees. For greater certainty all such calculations shall be without duplication of any day such that neither interest nor fees shall be calculated in respect of the same day twice. (d) Notwithstanding anything herein to the contrary, in no event shall any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law. If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder shall be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore shall be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder. 6. Determinations By the Borrower All provisions contained herein requiring the Borrower to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require the Borrower to make all inquiries and investigations as may be reasonable in the circumstances before making any such determination or assessment. 7. Terms Generally The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) unless otherwise expressly stated, all references in this Agreement to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and

Tor#: 5476194.9 - 23 - to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. 1.8 Schedules The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof: Schedule A – Schedule B – Schedule C – Schedule D – Schedule E – Schedule F – Lenders and Commitments Notice of Request for Advance, Conversion or Rollover Repayment Notice Compliance Certificate Excluded Subsidiaries Assignment and Assumption Agreement 1.9 Amendment and Restatement This Agreement amends and restates in its entirety the Original Credit Agreement effective as of the date of this Agreement. ARTICLE 2 THE CREDIT FACILITY 1. Credit Facility Subject to the terms and conditions of this Agreement, the Lenders establish (on a several and not joint or joint and several basis) in favour of the Borrower a revolving, unsecured credit facility (the “ Credit Facility ”) in an amount (including Advances made in United States Dollars and the Equivalent Amount in United States Dollars of Advances made in Canadian Dollars) not to exceed US $300,000,000. 2. Purpose of Credit Facility Advances under the Credit Facility shall only be used by the Borrower for working capital and other general corporate purposes of the Borrower (which shall include, for greater certainty, mergers and acquisitions or any such other corporate activities as may be required by the Borrower from time to time). 3. Manner of Borrowing The Borrower may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers as applicable under the Credit Facility in Canadian Dollars, by way of Prime Rate Advances, and Bankers’ Acceptances (and BA Rate Loans) and in United States Dollars, by way of Base Rate Canada Advances and LIBOR Advances. The Borrower shall have the option, subject to the terms and conditions hereof, to determine which types of Advances shall be drawn down and in which combinations or proportions.

Tor#: 5476194.9 - 24 - 4. Nature of the Credit Facility Subject to the terms and conditions hereof, the Credit Facility is a revolving credit and, accordingly, the Borrower may increase or decrease Advances under the Credit Facility by making Drawdowns, repayments and further Drawdowns of the amount of Advances that have been repaid. 5. Drawdowns, Conversions and Rollovers (a) Subject to the provisions of this Agreement, the Borrower may (i) make Drawdowns hereunder; (ii) convert the whole or any part of any type of Advance into any other type of Advance; or (iii) may roll over any Bankers’ Acceptances, BA Rate Loans or LIBOR Advance on the last day of the applicable Interest Period thereof or, by giving the Agent a Drawdown Notice. (b) In the case of a Drawdown, Conversion or Rollover, the Borrower shall give the Agent a Drawdown Notice, one (1) Business Day (except for LIBOR Advances which shall be three (3) Business Days) prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be. (c) Each Drawdown Notice, shall be delivered by the Borrower on a Business Day on or prior to 11:00 a.m. (Toronto time) to the Agent. (d) Each Drawdown, Conversion or Rollover under the Credit Facility shall (i) in the case of Prime Rate Advances, be in a minimum principal amount of Cdn.$5,000,000 for each of the Credit Facility and in each case whole multiples of Cdn, $100,000; (ii) in the case of Bankers’ Acceptances, be in a minimum face amount of Cdn.$5,000,000 and in whole multiples of $100,000; (iii) in the case of Base Rate Canada Advances, be in a minimum principal amount of US$5,000,000; and (iv) in the case of LIBOR Advances, be in a minimum principal amount of US$5,000,000 and in whole multiples of $100,000. 6. Agent’s Obligations with Respect to Advances Upon receipt of a Drawdown Notice, the Agent shall forthwith notify the Lenders of the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, of each Lender’s Proportionate Share of such Advance and, if applicable, the account of the Agent to which each Lender’s Proportionate Share is to be credited. 7. Lenders’ and Agent’s Obligations with Respect to Advances Each Lender shall, prior to noon (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by the Borrower in a Drawdown Notice, credit the Agent’s account specified in the Agent’s notice given under Section 2.6 with such Lender’s Proportionate Share of such Advance and by noon (Toronto time) on the same date the Agent shall make available the full amount of the amounts so credited to the Borrower. 8. Irrevocability A Drawdown Notice, given by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

Tor#: 5476194.9 - 25 - 9. Cancellation or Permanent Reduction of the Credit Facility The Borrower may, at any time, upon giving at least three (3) Business Days prior notice to the Agent, cancel in full or, from time to time, permanently reduce in whole or in part the Credit Facility; provided, however that any reduction shall be in a minimum amount of $5,000,000 and increments of $1,000,000 thereafter. If the Credit Facility is so reduced, the Commitments of each of the Lenders, shall be reduced pro rata in the same proportion that the amount of the reduction in the Credit Facility, bears to the then current Commitments of the Lenders in effect immediately prior to such reduction. 10. Disturbance of LIBO Rate Market or Bankers’ Acceptance Market (a) Notwithstanding any other provision hereof, if the Majority Lenders determine in good faith (which determination shall be conclusive and binding), and provide a certificate to the Agent with respect to such determination, that with respect to a future LIBOR Advance in a particular currency: (i) LIBO Rate will not adequately and fairly reflect the cost to such Lenders of funding such LIBOR Advance for a particular Interest Period, or (ii) U.S. dollar deposits for such LIBOR Advance, are not available to such Lenders in the London interbank market in sufficient amounts in the ordinary course of business, or (iii) by reason of circumstances affecting the London interbank market, adequate and fair means do not exist for ascertaining LIBO Rate in the requested currency for a particular Interest Period; then the Agent shall forthwith give notice of such determination and the specific basis therefor to the Lenders and the Borrower and from and after the date of such notice for so long as such conditions shall continue to exist, the Borrower shall not have the right to obtain such LIBOR Advance from such Lenders and any outstanding request for such LIBOR Advance shall, in respect of the Proportionate Share of such Lenders, be deemed to be a request for a Base Rate Canada Advance. (b) If at any time the Agent determines (which determination shall be conclusive absent manifest error) that the supervisor for the administrator of the LIBO Rate or a Governmental Body having jurisdiction over the Agent has made a public statement identifying a specific date after which the LIBO Rate shall no longer be used for determining interest rates for loans, then promptly after such determination, the Agent and the Borrower may amend this Agreement to replace the LIBO Rate with an alternate benchmark rate, giving consideration to the then prevailing market convention at such time. Such amendment shall become effective on the fifth Business Day by virtue of an amending agreement executed by the Borrower and the Agent after the Agent has posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Majority Lenders have delivered to the Agent written notice that they do not accept such amendment.” (c) If (i) the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and

Tor#: 5476194.9 - 26 - notifies the Borrower, that there no longer exists an active market for Bankers’ Acceptances accepted by the Majority Lenders; (ii) the Majority Lenders advise the Agent (a “ Lender BA Suspension Notice ”) who in turn advises the Borrower that for any reason a market for Bankers’ Acceptances does not exist at any time or that the Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform their obligations under this Agreement with respect to Bankers’ Acceptances; then: (A) the right of the Borrower to request Bankers’ Acceptances or Bankers’ Acceptance Loans from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders; (B) any outstanding Drawdown Notice requesting an Advance, Conversion or Rollover by way of Bankers’ Acceptances or Bankers’ Acceptance Loans shall be deemed to be a Drawdown Notice requesting an Advance, Conversion or Rollover by way of Prime Rate Advance in the amount specified in the original Drawdown Notice; The Agent shall promptly notify Borrower and the Lenders of any suspension of the Borrower’s right to request Advances by way of Bankers’ Acceptances or Bankers’ Acceptance Loans and of any termination of any such suspension. A Lender BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 2:00 p.m. (Toronto time) on a Business Day and if not, then on the next following Business Day, except in connection with an outstanding Drawdown Notice, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Drawdown Notice, if received by the Agent prior to 2:00 p.m. (Toronto time) two (2) Business Days prior to the proposed date of Advance, date of conversion or date of rollover (as applicable) applicable to such outstanding Drawdown Notice. 11. Extension of Final Repayment Date (a) The Borrower may request an extension of the Final Repayment Date for an additional 364 day period by giving written notice to the Agent for delivery to each Lender not more than 90 days and not less than 40 days prior to the then current Final Repayment Date each year. Within 30 days of receipt of an extension notice, each Lender shall notify the Borrower and the Agent of its election to extend or not to extend the then current Final Repayment Date as requested in such extension request, provided that if any Lender shall fail to so notify the Borrower and the Agent, such Lender shall be deemed to have given notice of its determination not to extend. The decision whether to extend shall be in the sole discretion of each Lender. If any of the Lenders agree to such extension, the then current Final Repayment Date shall be extended for an additional 364 days computed from the expiry of the then current Final Repayment Date, such extension applying only to those Lenders which provided their consent to the extension (the “ Consenting Lenders ”). In the case of any Lender not consenting to an extension (a “ Non - Consenting Lender ”), such Lender’s obligations pursuant to this

Tor#: 5476194.9 - 27 - Agreement shall continue in accordance with the terms hereof to the then current Final Repayment Date. In the event that the Borrower elects to extend the then current Final Repayment Date in accordance with the preceding terms then, with respect to a Non - Consenting Lender, at any time on or prior to the then current Final Repayment Date, the Borrower shall, in accordance with Sections 2.11(b) and 2.11(c), either (i) repay any Advances made by such Lender and cancel such Lender’s Commitments, or (ii) replace the Non - Consenting Lender with any one or more of the Lenders nominated by the Borrower (in consultation with the Agent and the agreement of the nominated Lenders) or, if the Lenders nominated by the Borrower do not acquire 100% of the Non - Consenting Lender’s Commitments, include a new lender or lenders. (b) At the option and expense of the Borrower, any Non - Consenting Lender may, at any time on or prior to the then current Final Repayment Date, be replaced as a Lender by one or more Lenders nominated by the Borrower (in consultation with the Agent and the agreement of the nominated Lenders) or by a new lender or lenders, to whom such Non - Consenting Lender will, at the Borrower’s request, assign its Commitments, in whole or in part, and which Lender(s) or new lender(s) will agree to assume the obligations of such Non - Consenting Lender hereunder, in whole or in part, and agree to be bound by the terms hereof, in accordance with the assignment provisions contained herein (including the execution of an assignment agreement in the form of Schedule F). The replacement of a Non - Consenting Lender with a new lender shall be subject to the consent of the Agent. (c) If and to the extent that the full amount of the Commitments of the Non - Consenting Lender(s) is not assumed or prepaid, the Advances made by each Non - Consenting Lender shall be repaid (inclusive of all interest due and any applicable Breakage Costs) and the remaining Commitment of each Non - Consenting Lender not assumed shall permanently be reduced to nil on the then current Final Repayment Date. 12. Term - Out Option (a) The Borrower may, by irrevocable written notice to the Agent given prior to the then current Final Repayment Date, elect (such election, the “ Term - Out Option ”), effective as of the then current Final Repayment Date (the “ Term - Out Date ”), to extend the Final Repayment Date for an additional one year period for all or, on a ratable basis as among the Lenders, a portion of the Advances outstanding on the Term - Out Date, provided that the extension of the Final Repayment Date pursuant to the exercise of the Term - Out Option shall become effective only if, on the then current Final Repayment Date: (i) no Default or Event of Default shall have occurred and be continuing, or would occur as the consequence of the exercise of the Term - Out Option, (ii) the representations and warranties contained in Section 9.1 shall be true and correct in all material respects, on and as of the Term - Out Date, before and after giving effect to the Term - Out Option except (x) if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty should be true and correct as at such date or for such period of time; and (y) that the reference to the financial statements in Section 9.1(d) shall be deemed to refer to the financial statements most recently delivered to the Agent pursuant to Sections 10.1(g) and 10.1(h), and

Tor#: 5476194.9 - 28 - ( iii ) the Borrower shall pay to the Agent, for the account of the Lenders, a term - out fee in the amount of••••••••of the aggregate principal amount of the Advances that are subject to such extension. In the event that the Final Repayment Date is extended pursuant to the Term - Out (b) Option, then: (i) all Advances that are subject to such extension and outstanding on the Term - Out Date shall continue to constitute Advances following the Term Out Date, ( ii ) all Advances that are not subject to such extension but are outstanding on the Term - Out Date shall be repaid on the Term - Out Date, ( iii ) any portion of the Commitments which is not drawn and outstanding as an Advance on the Term - Out Date will terminate on the Term - Out Date, (iv) the Borrower may not borrow or reborrow any additional Advances on or after the Term - Out Date; and (v) the option for the Borrower to request a further extension of the Final Repayment Date pursuant to Section 2.11 shall terminate. ARTICLE 3 DISBURSEMENT CONDITIONS 1. Conditions Precedent to Effectiveness of Agreement The obligations of the Lenders under the Credit Agreement were subject to and conditional upon the following conditions precedent being satisfied: (a) this Agreement shall have been executed and delivered by all parties hereto; ( b ) the Agent shall have received certified copies of the organizational documents of the Borrower, the resolutions authorizing the execution, delivery and performance of the Borrower's obligations and the transactions contemplated herein, if applicable, and the incumbency of the officers and directors of the Borrower; (c) a certificate of status of the Borrower shall have been delivered to the Agent; ( d ) the Agent and the Lenders shall have received all necessary "know your customer" and anti - money laundering rules and regulations information; ( e ) all representations and warranties contained in this Agreement shall be true and correct in all material respects; (f) no Default or Event of Default exists; and ( g ) payment of all amounts and reasonable fees (including reasonable fees of counsel to the Lenders) payable to the Lenders or the Agent.

Tor#: 5476194.9 - 29 - 2. Conditions Precedent to Subsequent Advances The obligation of the Lenders to make any Advance after the Closing Date is subject to and conditional upon the following conditions precedent being satisfied by the Borrower: (a) the Agent shall have received timely notice as required under Section 2.5(b); (b) the representations and warranties set out in Section 9.1 shall be true and correct in all material respects on the relevant Drawdown Date as if made on and as of such date, except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct as at such date or for such period of time; and (c) no Default or Event of Default has occurred and is continuing on the Drawdown Date or would result from making the Advance. 3.3 Waiver The conditions set forth in Sections 3.1 and 3.2 are inserted for the sole benefit of the Lenders and may be waived by the Lenders in accordance with the terms of Section 13.14, in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Lenders at any time to assert such conditions in respect of any subsequent Drawdown. ARTICLE 4 EVIDENCE OF DRAWDOWNS 4.1 Account of Record The Agent shall open and maintain books of account evidencing all Advances and all other amounts owing by the Borrower to the Lenders hereunder. The Agent shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts shall constitute prima facie evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Advances and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent shall promptly advise the Borrower of such entries made in the Agent’s books of account. ARTICLE 5 PAYMENTS OF INTEREST AND FACILITY FEES 5.1 Interest on Prime Rate Advances The Borrower shall pay interest on each Prime Rate Advance during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (i) the Prime Rate in effect from time to time during such Interest Period plus (ii) the Prime Rate Margin. Interest on Prime Rate Advances shall accrue from day to day, both before and after

Tor#: 5476194.9 - 30 - default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 days (or 366 days in the case of a leap year) and shall be calculated and payable in arrears on the 22nd day of each calendar month (or, if not a Business Day, on the immediately preceding Business Day). For greater certainty, where the rate applicable to a Prime Rate Advance is changed, interest shall be charged for the day on which such change is effective on the basis of the new rate. 5.2 Interest on Base Rate Canada Advances The Borrower shall pay interest on each Base Rate Canada Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the Base Rate Canada in effect from time to time during such Interest Period plus (ii) the Base Rate Canada Margin. Interest on Base Rate Canada Advances shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 days (or 366 days in the case of a leap year) and shall be calculated and payable in arrears on the 22nd day of each calendar month (or, if not a Business Day, on the immediately preceding Business Day). For greater certainty, where the rate applicable to a Base Rate Canada Advance is changed, interest shall be charged for the day on which such change is effective on the basis of the new rate. 3. Interest on LIBOR Advances The Borrower shall pay interest on each LIBOR Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the LIBO Rate in effect for such Interest Period plus (ii) the LIBO Rate Margin. Interest on each LIBOR Advance shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 360 days, and shall be calculated and payable in arrears (i) on the last day of the relevant Interest Period, and (ii) if any Interest Period is longer than three months, on each day which is three months or a whole multiple thereof after the first day of such Interest Period and on the last day of such Interest Period. 4. Facility Fee Upon the last Business Day of each Fiscal Quarter, the Borrower shall pay to the Agent for the benefit of the Lenders in accordance with their Proportionate Share, in arrears, a facility fee payable in US Dollars, calculated and accruing daily from the date of the execution and delivery of this Agreement at the rate per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, equal to the rate per annum shown opposite the applicable Credit Rating under the heading “Facility Fee Rate” in the table contained in the definition of “Applicable Margin” on the amount of the Credit Facility (which, for greater certainty, is $300,000,000 as of the Closing Date). 5. Overdue Principal and Interest If the Borrower fails to pay any interest, fee or other amount of any nature payable by it to an Agent or any Lender hereunder (other than principal) on the due date therefor or under any this Agreement on the due date therefor, the Borrower shall pay to the Agent or the relevant Lender interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual

Tor#: 5476194.9 - 31 - payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the Base Rate Canada or the Prime Rate, respectively, plus the Applicable Margin plus 2% per annum in the case of overdue amounts denominated in US Dollars or Canadian Dollars, as the case may be, and owing by the Borrower. Such interest on overdue amounts shall become due and be paid on demand by an Agent or the relevant Lender, as the case may be. 5.6 Adjustment of Fees If the Applicable Margin changes by reason of a change in the Credit Rating with respect to each outstanding Bankers’ Acceptance and BA Rate Loan, the BA Acceptance Fee for the balance of the applicable Interest Period shall be calculated using both the original Applicable Margin and the new Applicable Margin; if the new Applicable Margin is greater than the original Applicable Margin, the BA Acceptance Fee differential shall be paid by the Borrower to the Lenders rateably on the conversion, rollover or repayment of the Bankers’ Acceptance and BA Rate Loan; if the new Applicable Margin is less than the original Applicable Margin, the BA Acceptance Fee differential shall be credited to the Borrower on the conversion or rollover of the Bankers’ Acceptance and BA Rate Loan (by applying such amount to subsequent BA Acceptance Fees) or shall be repaid to the Borrower if the Bankers’ Acceptance and BA Rate Loan are repaid on their Maturity Date. ARTICLE 6 BANKERS’ ACCEPTANCES 6.1 Procedure Relating to Bankers’ Acceptances Subject to the terms and conditions of this Agreement and specifically Section 6.2, the Lenders shall accept Bankers’ Acceptances of the Borrower on the following terms and conditions: (a) each Drawdown Notice, with respect to a Bankers’ Acceptance shall be sent to the Agent and shall set out the proposed Drawdown Date, Rollover Date or Conversion Date, the Interest Period with respect to such Bankers’ Acceptance (provided that the Maturity Date shall not be later than the Final Repayment Date), the face amount of the draft to be accepted by Lender as determined in Section 6.1(b) and, if applicable, the account of the Borrower at the Agent’s Payment Branch to which such Lender’s Proportionate Share is to be credited by the Agent; (b) delivery by the Borrower of a Drawdown Notice under Section 6.1(a) shall constitute the authorization by the Borrower to such Lender to release a draft drawn by the Borrower upon such Lender in a principal amount at maturity equal to such Lender’s Proportionate Share of the proposed Bankers’ Acceptance Loan on the Drawdown Date, Rollover Date or Conversion Date specified by the Borrower in its Drawdown Notice. Such draft shall be properly drawn and executed by the Borrower on such Lender’s standard form in effect at that time, provided that:

Tor#: 5476194.9 - 32 - (i) the principal amount at maturity of each draft of a Bankers’ Acceptance to be presented by the Borrower at any one time to a Lender shall be Cdn.$500,000 or an integral multiple of Cdn.$100,000 in excess thereof (if such draft is a bill of exchange) or shall be at least Cdn.$500,000 with integral multiples of Cdn.$1,000 (if such draft is a depository bill); if a draft that is a bill of exchange and that would otherwise be accepted by a Lender would not be Cdn.$500,000 or an integral multiple of Cdn.$100,000 in excess thereof, the face amount shall be rounded to the nearest integral multiple of Cdn.$100,000; if a draft that is a depository bill and that would otherwise be accepted by a Lender would not be Cdn.$500,000 or an integral multiple of Cdn.$1,000 in excess thereof, the face amount shall be rounded to the nearest integral multiple of Cdn.$1,000; (ii) each draft of a Bankers’ Acceptance delivered to the Lenders in respect of a single Drawdown Notice, shall have an identical Interest Period; and (iii) the provisions of this Agreement, and not the provisions contained in any Lender’s standard form of agreement with respect to Bankers’ Acceptances, shall govern the relationship between the Borrower and the Lender; (c) the Borrower shall provide for payment to the accepting Lenders of the face amount of each Bankers’ Acceptance at its maturity, either by payment of such amount or through an Advance, Conversion or Rollover hereunder or through a combination thereof; the Borrower hereby waives presentment for payment of Bankers’ Acceptances by the Lenders and any defence to payment of amounts due to a Lender in respect of a Bankers’ Acceptance which might exist by reason of such Bankers’ Acceptance being held at maturity by the Lender which accepted it and agrees not to claim from such Lender any days of grace for the payment at maturity of Bankers’ Acceptances; (d) upon acceptance of any draft by a Lender as a Bankers’ Acceptance and as provided in Section 5.6, the Borrower shall pay to such Lender, in the manner set out in Section 6.1(e), the BA Acceptance Fee applicable to such Bankers’ Acceptance; (e) upon the fulfilment of all applicable conditions set out herein, each Lender shall accept the draft of the Borrower as a Bankers’ Acceptance and shall on the Drawdown Date, Rollover Date or Conversion Date specified by the Borrower in the Drawdown Notice, credit the account of the Agent at the Agent’s Payment Branch specified in the Drawdown Notice, with an amount equal to the Discount Proceeds on such date, less the applicable BA Acceptance Fee, such that the full amount of the amounts so credited shall be made available to the Borrower for value on the same date by the Agent; (f) each Lender may at any time or from time to time endorse in favour of a clearing house, hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances purchased by it;

Tor#: 5476194.9 - 33 - (g) in the case of a Rollover of a Bankers’ Acceptance Loan or a portion thereof, each Lender accepting a Bankers’ Acceptance shall receive for its own account the Discount Proceeds applicable to the new Bankers’ Acceptance in order to satisfy the continuing liability of the Borrower to the Lenders for the face amount of the maturing Bankers’ Acceptance, and the Borrower shall on the Maturity Date of the maturing Bankers’ Acceptance pay to the Agent for the account of the Lenders rateably an amount equal to the difference between the face amount of the maturing Bankers’ Acceptance and the Discount Proceeds from the new Bankers’ Acceptance, together with the BA Acceptance Fee applicable to the new Bankers’ Acceptance; (h) in the case of a Conversion of another Advance into a Bankers’ Acceptance Loan, each Lender accepting a Bankers’ Acceptance Loan shall, in the case of a BA Rate Loan, receive proceeds in accordance with Section 6.2, and, in the case of Bankers’ Acceptances, receive for its account the Discount Proceeds applicable to the Bankers’ Acceptance in order to satisfy the liability of the Borrower to the Lenders for the amount of the converted Advance, and the Borrower shall on the Conversion Date pay to the Agent for the account of the Lenders accepting Bankers’ Acceptances proportionately an amount equal to the difference between the amount of the converted Advance and the Discount Proceeds from the Bankers’ Acceptance, together with the BA Acceptance Fee applicable to the Bankers’ Acceptance or, in the case of these Lenders making BA Rate Loans, the difference between the amount of the converted Advance and the proceeds from the BA Rate Loan issued pursuant to Section 6.2; (i) in the case of a Conversion of a Bankers’ Acceptance into another Advance, in order to satisfy the continuing liability of the Borrower to the Lenders for an amount equal to the face amount of such Bankers’ Acceptance, the Agent shall record the Obligation of the Borrower to the Lenders as an Advance of the type into which the Obligation was converted; (j) upon the Obligations becoming due and payable pursuant to Section 11.2, the maximum amount of the contingent liability of the Lenders under all outstanding Bankers’ Acceptance Loans shall immediately become due and payable by the Borrower to the Agent for the account of the Lenders notwithstanding that the Lenders have not at such date been required to make payment under any such Bankers’ Acceptance Loans. Any such amount paid to the Agent on behalf of the Lenders shall be held by the Agent on behalf of the Lenders in a separate collateral account of the Borrower for set - off against future indebtedness owing by the Borrower to the Lenders in respect of such Bankers’ Acceptance Loans and, pending such application, any amounts paid to the Agent for the account of the Lenders shall bear interest at the rate then paid by such Lender to other borrowers for similar type of deposits and such interest shall be for the benefit of the applicable Borrower; (k) the Borrower shall not enter into any agreement or arrangement of any kind with any Person to whom Bankers’ Acceptances have been delivered whereby the Borrower undertakes to replace such Bankers’ Acceptances on a continuing basis with other Bankers’ Acceptances, nor shall the Borrower directly or indirectly take, use or provide Bankers’ Acceptances as security for loans or advances from any other Person;

Tor#: 5476194.9 - 34 - (l) to facilitate the acceptance of Bankers’ Acceptances, the Borrower shall from time to time as required provide to each Lender instruments duly endorsed in blank by authorized signatories of the Borrower, in quantities sufficient for the Lenders to fulfil their obligations hereunder. Neither the Agent in its capacity as agent or as a Lender nor any other Lender shall be responsible or liable for the failure to accept a Bankers’ Acceptance if the cause of such failure is, in whole or in part, due to the failure of the Borrower to provide such instruments to the Lenders on a timely basis nor shall the Agent in its capacity as agent or as a Lender nor any other Lender be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except a loss or improper use arising by reason of the negligence or wilful misconduct of the Agent or the Lender or any of their respective directors, officers, employees, affiliates or agents. In case any authorized signatory of the Borrower whose signature shall appear on any draft shall cease to have such authority before the acceptance of such draft, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such acceptance; (m) any Bankers’ Acceptance may, at the option of the Borrower, be executed in advance by or on behalf of the Borrower (as otherwise provided herein), by mechanically reproduced or facsimile signatures of any two officers of the Borrower who are properly so designated and authorized by the Borrower from time to time; any Bankers’ Acceptance so executed and delivered by the Borrower to the Lenders shall be valid and shall bind the Borrower and may be dealt with by the Lenders to all intents and purposes as if the Bankers’ Acceptance had been signed in the executing officers’ own handwriting; (n) the Borrower shall notify the Lenders as to those officers whose signatures may be reproduced and used to execute Bankers’ Acceptances in the manner provided in Section 6.1(m); Bankers’ Acceptances with the mechanically reproduced or facsimile signatures of designated officers may be used by the Lenders and shall continue to be valid, notwithstanding the death, termination of employment or termination of authorization of either or both of such officers or any other circumstance; (o) the Borrower hereby indemnifies and agrees to hold harmless the Lenders against and from all losses, damages, expenses and other liabilities caused by or attributable to the use of the mechanically reproduced or facsimile signature instead of the original signature of an authorized officer of the Borrower on a Bankers’ Acceptance prepared, executed, issued and accepted pursuant to this Agreement, except to the extent determined by a court of competent jurisdiction to be due to the negligence or wilful misconduct of the Lenders or any of their respective officers or employees; (p) each of the Lenders agrees that, in respect of the safekeeping of executed drafts of the Borrower which are delivered to it for acceptance hereunder, it shall exercise the same degree of care which it gives to its own property, provided that it shall not be deemed to be an insurer thereof; and (q) all Bankers’ Acceptances to be accepted by a particular Lender shall, at the option of such Lender, be issued in the form of depository bills made payable

Tor#: 5476194.9 - 35 - originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada). 2. BA Rate Loans If, in the sole judgement of a Lender, such Lender is unable to issue Bankers’ Acceptances in accordance with this Agreement, such Lender shall give an irrevocable notice to such effect to the Agent and the Borrower prior to 10:00 a.m. (Toronto time) on the applicable Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall make available to the Borrower prior to 11:00 a.m. (Toronto time) on such date a Canadian dollar loan (a “ BA Rate Loan ”) in the principal amount equal to such Lender’s Proportionate Share of such Bankers’ Acceptance Loan, such BA Rate Loan to be funded in the same manner as an Advance is funded pursuant to Sections 2.5, 2.6 and 2.7. Additionally, any Lender may provide notice to the Agent that it is unable to issue Bankers’ Acceptances and such notice shall remain operative until such time that written notice to the contrary is delivered by such Lender to the Agent. Such BA Rate Loan shall have the same term as the Bankers’ Acceptances for which it is a substitute and shall bear such rate of interest per annum throughout the term thereof as shall permit such Lender to obtain the same effective rate as if such Lender had accepted and purchased a Bankers’ Acceptance at the same BA Acceptance Fee and Discount Proceeds at which a Schedule I Lender would have accepted and purchased such Bankers’ Acceptance (if such Lender is a Schedule I Lender or is neither a Schedule I Lender nor a Non - Schedule I Lender) or at which a Non - Schedule I Lender would have accepted and purchased such Bankers’ Acceptance (if such Lender is a Non - Schedule I Lender) at approximately 10:00 a.m. (Toronto time) on the date such BA Rate Loan is made, on the basis that, and the Borrower hereby agrees that, for such a BA Rate Loan, interest shall be payable in advance on the date of the Advance, Conversion or Rollover, as the case may be, by the Lender deducting the interest payable in respect thereof from the principal amount of such BA Rate Loan. All BA Rate Loans to be made by a particular Lender shall, at the option of such Lender, be evidenced by a promissory note in the form of a depository note made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada) or, alternatively, in accordance with the terms of Section 6.1. All references herein to Advances and Bankers’ Acceptance Loans shall include BA Rate Loans with the appropriate modifications to such references. 3. Power of Attorney (a) The Borrower hereby appoints each Lender, acting by any authorized signing officer of such Lender, the attorney of the Borrower: (i) to sign for and on behalf and in the name of the Borrower as drawer and, if applicable, as endorser, drafts (“ Drafts ”) drawn on such Lender and payable to or to the order of CDS & Co. (or other nominee name of The Canadian Depository for Securities Limited) or payable to or to the order of the Borrower, as applicable; and (ii) to fill in the amount, date and maturity date of such Drafts; provided that such acts in each case are to be undertaken by such Lender in accordance with instructions given to such Lender by the Borrower as provided in the relevant Drawdown Notice. The signatures of any authorized signatory of such Lender may be mechanically or electronically reproduced in facsimile on Drafts in accordance herewith and such facsimile

Tor#: 5476194.9 - 36 - signatures shall be binding and effective as if they had been manually executed by such authorized signatory of such Lender. (b) The communication in writing by the Borrower to the Agent relating to Bankers’ Acceptance Loans, conversions or rollovers shall constitute (i) the authorization and instruction of the Borrower to each Lender to complete and endorse Drafts in accordance with such information as set out above and (ii) the request of the Borrower to each Lender to accept such Drafts and deliver the same against payment as set out in the instructions. The Borrower acknowledges that each Lender shall not be obligated to accept any such Drafts except in accordance with the provisions of this Agreement. Each Lender shall be and is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to such Lender as provided herein if such Lender reasonably believes them to be genuine. (c) The Borrower agrees to indemnify each Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, reasonable expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby, provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the negligence or wilful misconduct of such Lender or any of its directors, officers, employees, affiliates or agents or for such Lender or its directors, officers, employees, affiliates or agents failing to use the same standard of care in the custody of such Drafts as such Lender uses in the custody of its own property of a similar nature. (d) This power of attorney may be revoked with respect to all but not less than all Lenders at any time upon not less than five (5) Business Days’ written notice served upon the Agent, provided that no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective. ARTICLE 7 REPAYM E N T 1. Mandatory Repayment of Principal – Credit Facility Subject to the terms hereof, the Borrower shall repay all Obligations that it owes in connection with the Credit Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances (which, for greater certainty, shall include all amounts payable by the Borrower to the Agent with respect to any Bankers’ Acceptance Loans outstanding thereunder on the Final Repayment Date) in full on the Final Repayment Date, and the Credit Facility and the Commitments thereunder shall be automatically terminated on the Final Repayment Date. 2. Voluntary Repayments and Reductions Subject to the Agent receiving a Repayment Notice which shall be given not less than one (1) Business Day prior to the proposed repayment date and which shall be irrevocable, the Borrower may from time to time repay Advances outstanding under the Credit Facility without premium, penalty or bonus provided that each such repayment shall be in a minimum aggregate amount of $5,000,000 and in whole multiples of $100,000 for Advances denominated

Tor#: 5476194.9 - 37 - in Canadian Dollars and in a minimum aggregate amount of US$5,000,000 and in whole multiples of US$100,000 for Advances denominated in United States Dollars. Notwithstanding the foregoing (i) LIBOR Advances may not be repaid prior to the end of the applicable Interest Period unless the Borrower pays to the Agent (for the account of each Lender) an amount equal to the Breakage Costs; and (ii) Bankers’ Acceptance Loans may not be repaid prior to their respective maturity or expiry dates. The determination of the amount of any Breakage Costs resulting from, arising out of, or imposed upon or incurred by any Lender as a result of the repayment of any LIBOR Advance prior to the end of the applicable Interest Period, when evidenced by a certificate from that Lender giving a reasonably detailed calculation of the amount of such loss, cost or expense, shall be prima facie evidence of the same. 3. Currency Fluctuations If the Agent determines that on any day as a result of currency fluctuations the aggregate of (a) Advances in United States Dollars then outstanding under the Credit Facility, and (b) the Equivalent Amount in United States Dollars of Advances in Canadian Dollars then outstanding under the Credit Facility on such day exceeds the Commitments then in effect in respect of the Credit Facility by more than 5%, the Agent shall notify the Borrower that such an event has occurred, and the Borrower shall, within five (5) Business Days upon receipt of such notice, repay Advances under the Credit Facility in an amount equal to such excess. 4. Payment of Breakage Costs etc. In connection with each voluntary or mandatory repayment hereunder (i) in connection with LIBOR Advances which are repaid prior to the end of the applicable Interest Period, the Borrower shall pay to the Agent (for the account of each applicable Lender) all Breakage Costs; and (ii) in connection with Bankers’ Acceptances which are to be repaid prior to their respective maturity or expiry dates, the Borrower shall deposit cash with the Agent (for the benefit of the applicable Lenders) equal to the full face amount at maturity of such Bankers’ Acceptance. ARTICLE 8 PLACE AND APPLICATION OF PAYMENTS 8.1 Place of Payment of Principal, Interest and Fees The Borrower undertakes at all times when any Advance is outstanding or any other amount is owed by it under this Agreement to maintain at the Agent’s Payment Branch an account in Canadian Dollars and an account in US Dollars. All payments shall be made by way of immediate transfers from accounts of the Borrower, by certified cheque, bank draft or other immediately available funds in the currency of the Advances to which such payments relate.

Tor#: 5476194.9 - 38 - ARTICLE 9 REPRESENTATIONS AND WARRANTIES 1. Representations and Warranties The Borrower represents and warrants to the Lenders (to the extent the following relates to itself or to a Subsidiary of it) as follows: (a) Incorporation and Status The Borrower (i) is duly incorporated or amalgamated and validly existing under the laws of its jurisdiction of incorporation or amalgamation and (ii) has the corporate power and capacity to enter into, and perform its obligations under this Agreement; (b) Authorization and Consent As of the Closing Date, the Borrower (i) has the corporate power and capacity to own, hold under licence or lease its properties and assets and to carry on its business and (ii) holds all Material Authorizations except where such failure to hold Material Authorizations would not materially impair the ability of it to carry on its business. The Borrower has obtained all consents, approvals and authorizations required (including those from Governmental Bodies) to enable it to execute and deliver this Agreement other than where the failure to so obtain such consents, approvals or authorizations would not have a Material Adverse Effect; (c) Authorization and Enforceability The Borrower has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement, it has duly executed and delivered this Agreement and upon execution and delivery will constitute, a legal, valid and binding obligation of the Borrower, enforceable against it in accordance with its terms, subject only to the qualifications set out in the opinions of Borrower’s Counsel; (d) Financial Statements The audited consolidated financial statements of the Borrower dated as at and for the fiscal year ended December 31, 2018 and the unaudited consolidated financial statements of the Borrower dated as at and for the Fiscal Quarter ended March 31, 2019 have been prepared in accordance with generally accepted accounting principles in effect at the date of such financial statements (subject only to normal year - end adjustments in the case of the interim unaudited financial statements). These financial statements (including the notes thereto) in all material respects fairly present the financial condition of the Borrower and the financial information presented therein for the period and as at the date thereof. Since the date of such financial statements to the Closing Date there has been no event or change of circumstances which would result in a Material Adverse Effect; (e) No Contravention The execution and delivery of this Agreement and the performance by the Borrower of its obligations thereunder: (i) does not contravene, breach or result in any default under the articles, by - laws, constating documents or other organizational documents of the Borrower; (ii) does not contravene, breach or result in any default under any material mortgage, lease, agreement or other legally binding instrument, licence or permit to which the Borrower is a party which will result in or permit the acceleration of the maturity of any indebtedness, liability or obligation of

Tor#: 5476194.9 - 39 - the Borrower under any material mortgage, lease, agreement or other legally binding instrument of or affecting the Borrower; and (iii) does not contravene any Applicable Law, except where such contravention, breach, default or acceleration would not result in a Material Adverse Effect; (f) No Litigation As of the date of this Agreement, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi - criminal, or criminal); arbitration or other dispute settlement procedure; investigation or enquiry by any Governmental Body; or any similar matter or proceeding (collectively “ proceedings ”) against or involving the Borrower or any of the Restricted Subsidiaries (whether in progress or threatened) individually seeking a judgment or claiming a payment from the Borrower or any Restricted Subsidiary not covered by insurance or reserved for in the financial statements (provided such uninsured amount or such reservation would not exceed an amount equal to 10% of Tangible Net Worth) which, in the assessment of Senior Management, could reasonably be expected to result in a decision, judgment or order that would have a Material Adverse Effect or which would materially adversely affect the enforceability of this Agreement; (g) Employee Benefit, Pension and Welfare Plans (i) The Borrower has fulfilled in all respects its obligations under the minimum funding standards of its employee benefit and pension plans, except where a failure to fulfill such obligations would not have a Material Adverse Effect. During the twelve consecutive month period prior to the date of the execution and delivery of this Agreement and prior to any Advance hereunder, no steps have been taken by the Borrower or any member of its Controlled Group to terminate any Pension Plan and the Borrower has not been notified of any steps that have been taken to terminate any Pension Plan or appoint a trustee to administer any Pension Plan, and no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a Lien under section 303(k) of ERISA, except where such termination, appointment or such contribution failure would not have a Material Adverse Effect. Neither a U.S. Subsidiary of the Borrower nor any member of the Controlled Group has any contingent liability with respect to any post - retirement benefit under a Welfare Plan, other than liability for continuation coverage described in Part 6 of Title I of ERISA and except where such liability would not result in a Material Adverse Effect; (ii) There are no pending or threatened claims, actions or lawsuits, or action by any Governmental Body, with respect to any Pension Plan which has resulted in a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Pension Plan which has resulted in a Material Adverse Effect; (iii) Each U.S. Subsidiary of the Borrower and each member of the Controlled Group have operated and administered each Pension Plan in compliance with all Applicable Laws except for such instances of non - compliance which would not result in a Material Adverse Effect;

Tor#: 5476194.9 - 40 - (iv) Neither a U.S. Subsidiary of the Borrower nor any member of the Controlled Group has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3(3) of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by such U.S. Subsidiary of the Borrower or any member of the Controlled Group, or in the imposition of any Lien on any of the rights, properties or assets of such U.S. Subsidiary of the Borrower or any member of the Controlled Group, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions of the Code or to section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not result in a Material Adverse Effect; (v) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which taxes could be imposed pursuant to section 4975 of the Code; (h) Regulations U and X The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any extension of credit hereunder will be used by the Borrower for a purpose which violates, or would be inconsistent with, F.R.S. Board Regulation U or X. Terms for which meanings are provided in F.R.S. Board Regulations U or X or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings; and (i) Sanctions and Anti - Corruption The Borrower has implemented and will maintain policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers and employees with Sanctions Laws and applicable Anti - Corruption Laws, and is in compliance with Sanctions Laws and applicable Anti - Corruption Laws in all material respects. None of the Borrower or any Subsidiary or, to the knowledge of the Borrower, any director, officer or employee of the Borrower or any Subsidiary acting in connection with or benefitting from the Credit Facility, is a Sanctioned Person. No borrowing of Advances will be made by the Borrower (a) for the purpose of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person, in violation of applicable Anti - Corruption Laws or (b) for the purpose of financing, funding or facilitating unauthorized transactions with any Sanctioned Person. To the knowledge of the Borrower, no transactions undertaken by the Borrower hereunder will be undertaken in violation of Sanctions Laws or applicable Anti - Corruption Laws. Nothing in this Section 9.1(i) shall create or establish an obligation or right to the extent that, by agreeing to it, complying with it, exercising it, having such obligation or right, or otherwise, such party to this Agreement (or any directors, officers or employees, agents and affiliates thereof) would be placed in violation of any foreign trade law or anti - boycott law applicable to it, and the representation made in this Section 9.1(i) shall be so limited in relation to such party to this Agreement and to that extent shall not be made by nor apply to any such party to this Agreement. 9.2 Survival of Representations and Warranties The Borrower acknowledges and agrees that the representations and warranties made by it in this Article 9 shall be deemed to be repeated on each Advance, with the same effect as if such representations and warranties had been made and given on and as of each

Tor#: 5476194.9 - 41 - such date, notwithstanding any investigation made at any time by or on behalf of the Lenders; except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates only to such date or period of time, then such representation and warranty shall continue to be given as at such date or for such period of time. ARTICLE 10 CO V EN AN TS 1. Positive Covenants So long as any Advances remain outstanding, or so long as the Borrower has the right to utilize the Credit Facility and unless the Lenders otherwise consent in writing in accordance with Section 13.14, the Borrower covenant and agree that (a) Punctual Payment The Borrower shall pay or cause to be paid all Obligations falling due hereunder on the dates, in the currency and in the manner specified herein; (b) Comply with Applicable Law The Borrower shall do or cause to be done, and shall cause each of its Restricted Subsidiaries to do or cause to be done, all things necessary to comply with Applicable Law except where such non - compliance would not result in a Material Adverse Effect; (c) Corporate Existence Except as provided in Section 10.2(d), the Borrower shall, and shall cause each of the Restricted Subsidiaries to, maintain its corporate existence in good standing and shall, and shall cause each of the Restricted Subsidiaries to, qualify and remain duly qualified to carry on business and own property in each jurisdiction in which such qualification is necessary, except where a failure to do so would not result in a Material Adverse Effect; (d) Environmental Compliance The Borrower shall do or cause to be done, and shall cause each of its Subsidiaries to do or cause to be done, all things necessary to comply with Environmental Laws, except where such non - compliance would not result in a Material Adverse Effect; (e) Insurance The Borrower shall maintain insurance and shall cause each of the Restricted Subsidiaries to maintain insurance (including, in either case, insurance through captive insurance companies or other self - insurance practices), in such amounts and against such risks as are insurable and consistent with the practices of companies of a similar size and having regard to the nature and location of their businesses and properties, except where a failure to do so would not result in a Material Adverse Effect; (f) Notice of Default The Borrower shall, as soon as practicable after it shall become aware of the same (and in any event no later than 10 days thereafter), give notice to the Agent of any Default or Event of Default giving the details thereof and specifying the action proposed to be taken with respect thereto; (g) Interim Financial Statements The Borrower shall, as soon as practicable and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, deliver to the Agent sufficient copies for each of the Lenders of the interim unaudited

Tor#: 5476194.9 - 42 - consolidated financial statements of the Borrower, including a balance sheet, a statement of income and retained earnings and a statement of cash flows for such Fiscal Quarter and for the Fiscal Year to date, together with comparative figures for the corresponding periods in the previous Fiscal Year; (h) Annual Financial Statements The Borrower shall, as soon as practicable and in any event within 130 days after the end of each Fiscal Year, deliver to the Agent sufficient copies for each of the Lenders of the annual audited consolidated financial statements of the Borrower, including a balance sheet, a statement of income and retained earnings and a statement of cash flows, together with comparative figures for the previous Fiscal Year; (i) Compliance Certificate The Borrower shall deliver to the Agent, together with the financial statements in Sections 10.1(g) and (h), a Compliance Certificate certifying (i) that such financial statements were prepared in accordance with generally accepted accounting principles in effect at the date of such financial statements (subject to normal year - end adjustments in the case of interim unaudited financial statements) and fairly present in all material respects the financial condition of the Borrower on a consolidated basis, (ii) that no Default or Event of Default has occurred hereunder and is continuing or, if any Default or Event of Default has occurred and is continuing, specifying the relevant particulars and the period of existence thereof and the action taken or proposed to be taken by the Borrower with respect thereto, (iii) the compliance (or, as the case may be, non - compliance) at the end of the relevant Fiscal Quarter or Fiscal Year with the covenants contained in Sections 10.1(j) and (m) and Section 10.2(b) (including calculations in sufficient detail to reasonably demonstrate such compliance or non - compliance), and (iv) the Tangible Net Worth; (j) Total Debt to Total Capitalization The Borrower shall at all times maintain as at its most recently completed Fiscal Quarter a ratio of Total Debt to Total Capitalization of not greater than (i) 0.50 to 1.0 or (ii) should the Borrower complete an acquisition in which the debt - financed portion of the consideration for such acquisition is in excess of $2,000,000,000, 0.60 to 1.0 for the twelve - month period following the completion of such acquisition, reverting back to 50. to 1.0 after such twelve - month period; (k) Use of Proceeds The proceeds of each Advance shall be used for general corporate purposes (which shall include, for greater certainty, mergers and acquisitions or any such other corporate activities as may be required by the Borrower from time to time) in each case subject to the terms and conditions hereof and not in contravention of any Applicable Law; (l) Taxes The Borrower shall pay, and shall cause each Restricted Subsidiary to pay, all Taxes imposed upon them and upon their property or assets, when such Taxes become due and payable, save and except (i) when and so long as the validity of any Taxes are being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles and (ii) for those Taxes the sum of which is inconsequential and which will not impair the Borrower or a Restricted Subsidiary’s ability to carry on its business; and (m) Sales and Assets Sales and total assets of the Borrower and the Restricted Subsidiaries, on a consolidated basis and determined in accordance with generally accepted accounting principles, shall constitute for its most recently completed Fiscal Quarter not less than 66⅔% of the sales and total assets, as the case may be, of the Borrower on a consolidated basis and determined in accordance with generally accepted accounting principles.

Tor#: 5476194.9 - 43 - 2. Negative Covenants So long as any Advances remain outstanding, or so long as the Borrower has the right to utilize the Credit Facility and unless the Lenders otherwise consent in writing in accordance with Section 13.14, the Borrower covenant and agree that: (a) Encumber Property The Borrower shall not, and shall not suffer or permit any Restricted Subsidiary to, create, grant, assume or suffer to exist any Lien upon any of its properties or assets, other than Permitted Encumbrances; (b) Funded Indebtedness of Restricted Subsidiaries (i) The Borrower shall not suffer or permit the Restricted Subsidiaries to incur Funded Indebtedness in an aggregate amount which is, at any time, greater than or equal to 40% of Tangible Net Worth at such time, and (ii) without duplication, the aggregate of Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances and Funded Indebtedness shall not at any time exceed 40% of Tangible Net Worth; (c) Asset Transfers The Borrower shall not, and shall not permit any Restricted Subsidiaries to, sell or otherwise dispose of or permit the sale or disposition of, all or substantially all of the consolidated assets of the Borrower other than (i) to the Borrower or one or more other Restricted Subsidiaries, and (ii) assets sold or otherwise disposed of which individually or in the aggregate would not, following such sale or disposition, result in a Material Adverse Effect; (d) Amalgamations, etc. The Borrower shall not, and shall not suffer or permit any Restricted Subsidiary to, enter into any reorganization, consolidation, amalgamation, merger, liquidation, dissolution or similar transaction whereby all or any material portion of the undertaking, property and assets of the Borrower or any of the Restricted Subsidiaries would become the property of any other Person which is not the Borrower or a Restricted Subsidiary or, in the case of any such transaction, of the continuing corporation resulting therefrom, unless such transaction would not result in a Material Adverse Effect; (e) Regulation U or X The Borrower shall not, and shall not suffer or permit any of the Restricted Subsidiaries to, engage in violation of Regulation U of the F.R.S. Board or to engage in the business of extending credit for the purpose of purchasing or carrying margin stock. The Borrower shall not use any of the proceeds of any Advance hereunder for a purpose which violates, or would be inconsistent with, Regulation U or X of the F.R.S. Board; and (f) Use of Proceeds No part of the proceeds of any Advances will knowingly be used, whether directly or indirectly, (i) in furtherance of an offer, payment, promise to pay, authorization of the payment or giving of money, or anything else of value, to any Person in violation of applicable Anti - Corruption Laws, (ii) for the purpose of funding, financing or facilitating unauthorized transactions with any Sanctioned Person, or (iii) in any manner that would result in a violation by the Borrower or any Subsidiary of any applicable Sanctions Law. Nothing in this Section 10.2(f) shall create an obligation or right for a party to this Agreement to the extent that, by agreeing to it, complying with it, exercising it, having such an obligation or right, or otherwise, such party to this Agreement (or any directors, officers, employees, agents and affiliates thereof) would be placed in violation of any foreign trade law or anti - boycott law applicable to it, and the representation made in this Section 10.2(f) shall be so limited in relation to such party to this Agreement and to that extent shall not be made by nor apply to any such party to this Agreement.

Tor#: 5476194.9 - 44 - 10.3 Take - over Bid (a) No Lender shall have any obligation to make available its Proportionate Share, or any part thereof, if the proceeds of an Advance by such Lender are to be used for the purposes of a Take - over Bid which would result in a Conflict of Interest for such Lender (such Lender, a “ Conflicted Lender ”). (b) If the Borrower intends to use all or a portion of the proceeds of any Advance to finance a Take - over Bid, it shall provide a Take - over Bid Financing Notice to the Agent not less than ten (10) Business Days prior to such Advance and the Agent shall forward the Take - over Bid Financing Notice to the Lenders and unless a Conflicted Lender provides the Agent and the Borrower with notice (a “ Declining Notice ”) that it will decline to make such Advance within five days of its receipt of the Take - over Bid Financing Notice, such Conflicted Lender will be deemed to have agreed to make such Advance (the “ Takeover Loan ”) in accordance with the Borrower’s subsequent request therefor submitted pursuant to the provisions hereof. (c) If there are one or more Conflicted Lenders that have issued a Declining Notice, the Borrower may nominate one or more Lenders to increase its funding of the Takeover Loan . No such nominated Lender shall be obliged to increase its Commitments . 4. Certain ERISA Matters (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower, that at least one of the following is and will be true: (i) such Lender is not using “plan assets” (within the meaning of 29 CFR † 2510.3 - 101, as modified by Section 3(42) of ERISA) of one or more Pension Plans in connection with the Advances or the Commitments; (ii) the transaction exemption set forth in one or more PTEs, such as PTE 84 - 14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95 - 60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90 - 1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91 - 38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96 - 23 (a class exemption for certain transactions determined by in - house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administrative of and performance of the Advances, the Commitments and this Agreement; (iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84 - 14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Advances, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and

Tor#: 5476194.9 - 45 - performance of the Advances, the Commitments and this Agreement satisfies the requirements of sub - sections (b) through (g) of Part I of PTE 84 - 14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84 - 14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Advances, the Commitments and this Agreement; or (iv) such other representation, warranty and covenant as may be agreed in writing between Agent, in its sole discretion, and such Lender. (b) In addition, unless sub - clause (i) in the immediately preceding clause (a) is true with respect to a Lender or if such Lender has not provided another representation, warranty and covenant as provided in sub - clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that: (i) none of the Agent or any of its Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by Agent under this Agreement or any documents related to hereto or thereto); (ii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Advances, the Commitment and this Agreement is independent (within the meaning of 29 CFR † 2510.3 - 21) and is a bank, an insurance carrier, an investment adviser, a broker - dealer or other person that holds, or has under management or control, total assets of at least $50,000,000, in each case as described in 29 CFR † 2510.3 - 21(c)(1)(i)(A) - (E); (iii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Advances, the Commitment and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations); (iv) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Advances, the Commitment and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Advances, the Commitment and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder; and (v) no fee or other compensation is being paid directly to Agent or any its Affiliates for investment advice (as opposed to other services) in connection with the Advances, the Commitment or this Agreement.

Tor#: 5476194.9 - 46 - (c) The Agent hereby informs the Lenders that, with respect to itself and its Affiliates, each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Advances, the Commitment and this Agreement, (ii) may recognize a gain if it extended the Advances or the Commitment for an amount less than the amount being paid for an interest in the Advances or the Commitment by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal - away or alternate transaction fees, amendment fees, processing fees, term out premiums, BA Acceptance Fees, breakage or other early termination fees or fees similar to the foregoing. ARTICLE 11 DEFAULT 11.1 Events of Default The occurrence of any of the following events shall constitute an Event of Default unless expressly waived by the Lenders in accordance with Section 13.14: (a) default by the Borrower in payment when due of any principal in respect of any Advances outstanding under the Credit Facility (whether at scheduled maturity or by acceleration, demand or otherwise); (b) default by the Borrower in payment of any interest, facility fees or other fees in respect of any Advances outstanding under the Credit Facility, in each case, within 5 days after notice thereof by the Agent to the Borrower, which notice may be provided orally by the Agent provided that any such oral notice shall be confirmed in writing within 24 hours; (c) default by the Borrower in payment of any fees other than those identified in Section 11.1(b) or other amounts payable pursuant to this Agreement, within 30 days after notice thereof by the Agent to the Borrower other than those fees or other amounts which are being contested in good faith by the Borrower, which notice may be provided orally by the Agent provided that any such oral notice shall be confirmed in writing within 24 hours; (d) the Borrower breaches or fails to observe or perform any covenant contained in Sections 10.1(j) or 10.1(m) or 10.2(b); (e) any representation or warranty made by the Borrower herein or in any officers’ certificate or other document delivered to the Lenders or an Agent pursuant hereto is found to be false or incorrect in any way so as to make it materially misleading when made or deemed to have been made and such representation or warranty (if capable of being corrected) continues to be materially incorrect for a period of 30 days after the Agent gives written notice to the Borrower of such incorrect representation or warranty;

Tor#: 5476194.9 - 47 - (f) (i) the Borrower or a Restricted Subsidiary fails to pay to any person any indebtedness for borrowed money (which includes, for greater certainty, principal, interest and fees related to borrowing or outstanding accommodations) or a Capital Lease Obligation in excess of $150,000,000 (other than Excluded Indebtedness) in aggregate when due (whether at scheduled maturity or by required repayment, acceleration, demand or otherwise) and such failure continues after any applicable grace period (including any extension thereof), if the effect of such non - payment is to accelerate, or permit the acceleration of, the maturity of such indebtedness for borrowed money or Capital Lease Obligation), or (ii) any other event shall occur or condition shall exist and shall continue after the applicable grace period (including any extension thereof), if any, specified in any agreement or instrument relating to any indebtedness for borrowed money or Capital Lease Obligation of the Borrower or Restricted Subsidiaries in excess of $150,000,000 (other than Excluded Indebtedness) if the effect of such event or condition is to result in the acceleration of such indebtedness for borrowed money or Capital Lease Obligation in an aggregate amount equal to or exceeding $150,000,000, or (iii) any indebtedness for borrowed money or Capital Lease Obligation of the Borrower or Restricted Subsidiaries which is outstanding in an aggregate principal amount exceeding $150,000,000 (other than Excluded Indebtedness) shall be declared to be due and payable by the holder or holders thereof prior to the stated maturity thereof; provided, however, that if any of the conditions referred to in clauses (i) through (iii) shall occur it shall not be an Event of Default if such indebtedness for borrowed money or Capital Lease Obligation is paid or if such condition is otherwise cured by the Borrower or Restricted Subsidiaries, as the case may be, or waived by the holder or holders of such indebtedness (in which case the Event of Default hereunder by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Agent or any of the Lenders); (g) the commencement of proceedings for the dissolution, liquidation or winding - up of the Borrower or any Restricted Subsidiary by the Borrower or a Restricted Subsidiary and, in the case of the Borrower or a Restricted Subsidiary, if such dissolution, liquidation or winding - up would result in a Material Adverse Effect; (h) the Borrower or any Restricted Subsidiary admits its inability to pay its debts generally as they become due or otherwise acknowledges its insolvency and, in the case of the Borrower or a Restricted Subsidiary, such admission or acknowledgement would result in a Material Adverse Effect; (i) the Borrower or any Restricted Subsidiary ceases or threatens to cease to carry on its business, petitions or applies to any court, Person or tribunal for the appointment of a receiver, custodian, interim - receiver, liquidator, trustee, or similar person for any part of its property or debts or institutes any proceeding or takes any corporate action or executes any agreement to authorize its participation in or commencement of any proceeding: (i) seeking to adjudicate it a bankrupt or insolvent, or (ii) seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or

Tor#: 5476194.9 - 48 - making a proposal with respect to it under, in each case, any law relating to bankruptcy, insolvency, reorganization of debts or compromise of debts or other similar laws (including, without limitation, any proposal under the Bankruptcy and Insolvency Act (Canada), any application under the Companies’ Creditors Arrangement Act (Canada) or any proceeding under Chapter 11 of the United States Bankruptcy Code for any reorganization, arrangement or compromise of debt; and which, in the case of a Restricted Subsidiary, results in a Material Adverse Effect; (j) any proceeding is commenced against or affecting the Borrower or any Restricted Subsidiary: (i) seeking to adjudicate it a bankrupt or insolvent; (ii) seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under, in each case, any law relating to bankruptcy, insolvency, reorganization of debts or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation); or (iii) seeking appointment of a receiver, trustee, agent, custodian or other similar official for it or for any substantial part of its properties and assets; and such proceeding is not being contested in good faith by appropriate proceedings or, if so contested remains outstanding, undismissed and unstayed more than 60 days from the institution of such first mentioned proceeding and which, in the case of a Restricted Subsidiary, would result in a Material Adverse Effect; (k) an encumbrancer, lienor, judgment creditor or landlord takes possession of (or privately appoints a receiver, trustee or similar official for) any part of the property of the Borrower or any Restricted Subsidiary or attempts to enforce its security or other remedies against such property and its claim remains unsatisfied for such period as would permit such property to be sold thereunder and the sale or repossession of such property would result in a Material Adverse Effect; (l) if one or more judgments for the payment of money in the aggregate amount (exclusive of any amounts fully covered by insurance) in excess of $150,000,000 shall have been obtained or entered against the Borrower or Restricted Subsidiaries and such judgment shall have not been (and remain) paid, vacated, discharged, stayed or bonded pending appeal within 60 days from the obtaining or entry thereof; (m) at any time after execution and delivery thereof, this Agreement ceases to be in full force and effect, other than as a direct result of any action or inaction on the part of the Lenders or the Agent (unless within five (5) Business Days of notice of the same being given by the Agent to the Borrower this Agreement again has full

Tor#: 5476194.9 - 49 - force and effect as if it had always had full force and effect), or if this Agreement is declared by a court or tribunal of competent jurisdiction to be null and void, other than as a direct result of any action or inaction on the part of the Lenders or an Agent, or the validity or enforceability of this Agreement is contested by the Borrower, or the Borrower denies in writing that it has any or further liability or obligations under this Agreement; or (n) any of the following events shall occur with respect to any Pension Plan or Multiemployer Plan and a U.S. Subsidiary of the Borrower fails to cure such event within 60 days of its occurrence: (i) an ERISA Event shall occur with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of a U.S. Subsidiary of the Borrower under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of $150,000,000; (ii) either a U.S. Subsidiary of the Borrower or any member of the Controlled Group shall fail to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $150,000,000; or (iii) a U.S. Subsidiary of the Borrower or any member of the Controlled Group shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plan as defined in section 3(3) of ERISA in an aggregate amount in excess of $150,000,000. 11.2 Remedies Upon Default Upon the occurrence of any Event of Default which is continuing, the Lenders, at their option, by notice given to the Borrower by the Agent at the request of the Majority Lenders may declare: (a) all Obligations to be immediately due and payable and (b) any Unutilized Portion of the Credit Facility to be terminated (whereupon the Lenders shall not be required to make any further Advances) and, in any such event, the Agent shall be entitled to: (a) demand that funds in the aggregate face amounts of all outstanding Bankers’ Acceptance be deposited by the Borrower in a collateral account maintained by the Agent on behalf of the Lenders on terms and conditions satisfactory to the Majority Lenders; (b) take such actions and commence such proceedings as may be permitted at law or in equity at such times and in such manner as the Majority Lenders in their sole discretion may consider expedient, all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action . The rights and remedies of the Lenders hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law . Notwithstanding the foregoing, if an Event of Default described in Section 11 . 1 (i) or (j) with respect to the Borrower shall occur, all Obligations shall be immediately due and payable and any Unutilized Portion of the Credit Facility shall be terminated whereupon the Lenders shall not be required to make any further Advances .

Tor#: 5476194.9 - 50 - 11.3 Set - Off Upon the occurrence of an Event of Default which is continuing and a declaration or acceleration pursuant to Section 11.2, each Lender is hereby authorized by the Borrower at any time and from time to time without notice to the Borrower, or to any other Person, any such notice being hereby expressly waived, to combine, consolidate and merge all or any of the Borrower’s accounts with, and liabilities to, such Lender and to set off and to appropriate and to apply any and all deposits (general or special), term or demand including, but not limited to, indebtedness evidenced by certificates of deposit whether matured or unmatured, and any other indebtedness and liability at any time held or owing by such Lender to or for the credit or the account of the Borrower against and on account of the Obligations and although such obligations and liabilities or any of them may be contingent and unmatured and notwithstanding that the balances of the accounts, deposits or Obligations may or may not be expressed in the same currency. Any Lender exercising any such set - off shall promptly notify the Agent of such action, provided that the failure to give such notice shall not affect the validity of such set - off. ARTICLE 12 COSTS, EXPENSES AND INDEMNIFICATION 12.1 Indemnification by the Borrower (a) The Borrower, hereby agrees to indemnify, exonerate and hold the Agent and each Lender and each of their respective officers, directors, employees and agents (collectively, the “ Indemnified Parties ” and individually an “ Indemnified Party ”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, reasonable costs (including, without limitation, all documentary, recording, filing, mortgage or other stamp taxes or duties), charges, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and reasonable out - of - pocket disbursements and amounts paid with the Borrower’s consent in settlement of any and every kind whatsoever (collectively, in this Section 12.1(a), the “ Indemnified Liabilities ”), paid, incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the Advances contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Advances hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any Advances as contemplated herein or (iv) the execution, delivery, performance or enforcement of this Agreement and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities, (x) that arose on account of an Indemnified Party’s bad faith, negligence, wilful misconduct or illegal act, or (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party or (z) that relate to claims made by any Lender against a defaulting Lender or the failure on the part of any Indemnified Party to perform its covenants or obligations contained in this Agreement and any instrument, document or agreement executed pursuant hereto or thereto. (b) Without limiting the generality of the indemnity set out in Section 12.1(a), the Borrower, hereby further agrees to indemnify, exonerate and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, reasonable costs, charges, liabilities and damages, and reasonable expenses in connection therewith, including, without limitation, reasonable legal fees and reasonable out of

Tor#: 5476194.9 - 51 - pocket disbursements, and amounts paid with the Borrower’s consent in settlement, of any and every kind whatsoever (collectively, in this Section 12.1(b), the “ Indemnified Liabilities ”), paid, incurred or suffered by, or asserted against the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by the Borrower or any of its Subsidiaries of any Contaminant or (ii) the breach or violation of any Environmental Law by the Borrower or any of its Subsidiaries, regardless of whether caused by, or within the control of, the Borrower or such Subsidiary, except for any such Indemnified Liabilities (x) that arose on account of an Indemnified Party’s bad faith, negligence, wilful misconduct or illegal act or (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party or (z) that relate to claims made by any Lender against a defaulting Lender or the failure on the part of any Indemnified Party to perform its covenants or obligations contained in this Agreement and any instrument, document or agreement executed pursuant hereto or thereto. (c) In the case any action, suit, proceeding or claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Borrower, pursuant to Section 12.1 or otherwise, the Indemnified Party will give the Borrower prompt written notice of such action, suit, proceeding, claim or investigation of which the Indemnified Party has knowledge. The Indemnified Party will from time to time apprise the Borrower of issues that arise during the course of any such action, suit, proceeding or claim, will advise the Borrower as to the status of such proceedings and likely course of action to be taken by such Indemnified Party and shall provide the Borrower with all information with respect to such proceeding as the Borrower shall reasonably request; provided however, that such Indemnified Party will not be required to provide any such information to the Borrower if, in the reasonable opinion of the Indemnified Party, a conflict exists as between any Indemnified Party and the Borrower as a result of such action, suit, proceeding or claim, or if such information is of a privileged or confidential nature. (d) Without limiting the generality of the indemnity set out in Section 12.1(a), the Borrower hereby further agrees to indemnify, exonerate and hold the Indemnified Parties free and harmless from and against all losses, reasonable costs, reasonable expenses, damages and liabilities (including, without limitation, any loss, reasonable cost, reasonable expense, damage or liability sustained by the Indemnified Parties or any of them in connection with the liquidation or re - employment in whole or in part of deposits or funds borrowed or acquired by the Lenders or any of them to make any Advanced), which the Indemnified Parties or any of them may sustain or incur: (i) if for any reason a utilization does not occur on a date specified therefor in any Drawdown Notice, (ii) if the Borrower fails to give any notice required to be given by it hereunder, in the manner and at the time specified herein, (iii) if for any reason any payment of any LIBOR Advance, or any portion thereof, occurs on a date which is not a Maturity Date in respect thereof, or (iv) as a consequence of any other default by the Borrower to repay any Obligations when required by the terms of this Agreement and any instrument, document or agreement executed pursuant hereto or thereto. Provided that in no event will the Borrower indemnify the Indemnified Parties against losses, damages, liabilities, costs and expenses (x) that arose on account of an Indemnified Party’s bad faith, negligence, wilful misconduct or illegal act, (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party, or (z) that relate to claims made by any Lender against a defaulting Lender or the failure on the part of any Indemnified Party to perform its covenants or obligations contained in this Agreement and any instrument, document or agreement executed

Tor#: 5476194.9 - 52 - pursuant hereto or thereto. A certificate of the relevant Indemnified Party or Indemnified Parties, documenting the relevant calculations and setting forth the amounts necessary to indemnify the Indemnified Party or Indemnified Parties in respect of such losses, costs, expenses, damages or liabilities, shall be prima facie evidence of the amounts owing under this Section 12.1. (e) Each Indemnified Party shall notify the Borrower as soon as reasonably practicable upon becoming aware of facts which the Indemnified Party believes in good faith could give rise to a claim under this Section 12.1. (f) Other than obligations with respect to claims of which the Indemnified Party was aware or ought reasonably to have been aware but did not notify the Borrower within 30 days following the permanent repayment of all of the outstanding Obligations hereunder and the termination of this Credit Facility and this Agreement, all obligations provided for in this Section 1. shall survive the permanent repayment of all of the outstanding Obligations hereunder and the termination of the Credit Facility and this Agreement and shall not be reduced or impaired by any investigation made by or on behalf of the Agents or the Lenders or any of them. (g) The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 12.1, the Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective officers, directors, employees and agents. (h) If, for any reason, the obligations of the Borrower pursuant to this Section 12.1 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law, except to the extent that a court of competent jurisdiction determines such obligations arose on account of the bad faith, negligence, wilful misconduct or illegal act of any Indemnified Party. 2. Reimbursement by Lenders To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 12.1 to be paid by them to the Agent (or any sub - agent thereof), or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Agent (or any such sub - agent), or such Related Party, as the case may be, such Lender’s Proportionate Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub - agent) or against any Related Party of any of the foregoing acting for the Agent (or any such sub - agent) in connection with such capacity. The obligations of the Lenders under this Section 12.2 are subject to the other provisions of this Agreement concerning several liability of the Lenders. 3. Waiver of Consequential Damages To the fullest extent permitted by Applicable Law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of this Agreement, or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee shall be liable for

Tor#: 5476194.9 - 53 - any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the transactions contemplated hereby or thereby. 12.4 Payments All amounts due under this Section shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub - agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. ARTICLE 13 THE AGENT AND THE LENDERS 1. Appointment and Authority Each of the Lenders hereby irrevocably appoints BNS as the Agent to act on its behalf as the Agent hereunder and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Agent and the Lenders, and the Borrower shall have no rights as a third party beneficiary of any of such provisions. 2. Rights as a Lender The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders. 3. Exculpatory Provisions (a) The Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, the Agent: (i) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing; (ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Agent is required to exercise as directed in writing by the Majority Lenders, but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to Applicable Law; and

Tor#: 5476194.9 - 54 - (iii) shall not, except as expressly set forth herein, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Agent or any of its Affiliates in any capacity. (b) The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Agent by the Borrower or a Lender. (c) Except as otherwise expressly specified in this Agreement the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent. 4. Reliance by Agent The Agent and each of the Lenders shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent and each of the Lenders also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance, that by its terms must be fulfilled to the satisfaction of a Lender, the Agent may presume that such condition is satisfactory to such Lender unless the Agent shall have received notice to the contrary from such Lender prior to the making of such Advance. The Agent and each of the Lenders may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. 5. Indemnification of Agent Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent’s bad faith, negligence, wilful misconduct or illegal act.

Tor#: 5476194.9 - 55 - 6. Delegation of Duties The Agent may perform any and all of its duties and exercise its rights and powers hereunder by or through any one or more sub - agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates. The Agent and any such sub - agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such sub - agent and to the Related Parties of the Agent and any such sub - agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent. 7. Successor Agents The Agent may, as hereinafter provided, resign at any time by giving written notice thereof to the Lenders and the Borrower and may be removed at any time with cause as determined by the Lenders (other than itself). Upon any such resignation or removal, the Lenders shall have the right to appoint a successor agent (the “ Successor Agent ”) which shall be one of the Lenders satisfactory to the Borrower, acting reasonably (although the agreement or consent of the Borrower is not required if the appointment is made when an Event of Default has occurred and is continuing). If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent’s giving of notice of resignation, then the retiring Agent may appoint a Successor Agent from among the Lenders, acceptable to the Borrower acting reasonably (although the agreement or consent of the Borrower is not required if the appointment is made when an Event of Default has occurred and is continuing). Upon the acceptance of an appointment as the Agent hereunder by a Successor Agent, such Successor Agent shall thereupon assume the duties and obligations of the retiring Agent and succeed to and become vested with all the rights, powers, privileges of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as the Agent under this Agreement. The retiring Agent shall cooperate with the Successor Agent in the performance of its duties for a reasonable period of time after such resignation or removal. After the retiring Agent’s resignation hereunder as the Agent, the provisions of this Section 13.7 shall continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was the Agent hereunder. 8. Non - Reliance on Agent and Other Lenders. Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any related agreement or any document furnished hereunder or thereunder. 9. Collective Action of the Lenders Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided thereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further

Tor#: 5476194.9 - 56 - acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders. Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co - operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders. 10. No Other Duties, etc. Anything herein to the contrary notwithstanding, none of the “bookrunners”, “arrangers” or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement, except in its capacity, as applicable, as the Agent or a Lender hereunder. 11. Payments by the Borrower (a) Prior to an Event of Default that is continuing, all payments made by or on behalf of the Borrower pursuant to this Agreement will be made to and received by the Agent on behalf of the Lenders and will be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Unless otherwise specified herein, the Agent will distribute to the Lenders in accordance with each Lender’s Proportionate Share: (i) payments of interest and facility fees; (ii) costs and expenses; (iii) repayments of principal; (iv) prepayments of principal; (v) amounts received by the exercise of any right of set - off, consolidation of accounts, or by counterclaim or cross - action; and (vi) all other payments received by the Agent. (b) Notwithstanding the foregoing, any such distribution that would otherwise be made pursuant to Section 13.11(a)(iii) or (iv) on account of any outstanding Bankers’ Acceptances will be set aside in a separate collateral account for the primary benefit of the Lenders who have issued such Bankers’ Acceptances (and for the secondary benefit of the Lenders in respect of other Obligations) until and to the extent that such Obligations become matured and not contingent, at which time such distributions will be made to the Lenders for whose primary benefit such amounts are held, at which time such application will be made in accordance with Section 13.11(a)(iii) or (iv).

Tor#: 5476194.9 - 57 - 12. Knowledge and Required Action The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default (other than the non - payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or the Borrower specifying such Default or Event of Default and stating that such notice is given pursuant to this Section. In the event that the Agent receives such a notice, it shall give prompt notice thereof to the Lenders, and shall also give prompt notice to the Lenders of each non - payment of any amount required to be paid to the Agent for the account of the Lenders. The Agent shall, subject to Section 13.13 take such action with respect to such Default or Event of Default as shall be directed by the Lenders in accordance with this Section 13.12 provided that, unless and until the Agent shall have received such direction the Agent may, but shall not be obliged to, take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interest of the Lenders; and provided further that the Agent in any case shall not be required to take any such action which it determines to be contrary to any Applicable Law. 13. Request for Instructions The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which the Agent is permitted or required to take or to grant, and the Agent shall be absolutely entitled to refrain from taking any such action or to withhold any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions from the Lenders. No Lender shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting in accordance with instructions from the Lenders. The Agent shall in all cases be fully justified in failing or refusing to take or continue any action unless it shall have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 13.5 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it shall be secured in respect thereof as it may deem appropriate. 14. Actions by Lenders (a) Any consent, approval, instruction or other expression of the Lenders may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Section 13.14(c) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile). (b) Any consent, approval, instruction or other expression of the Lenders hereunder may also be included in a resolution that is submitted to a meeting or adjourned meeting of the Lenders duly called and held for the purpose of considering the same as hereinafter provided and shall be deemed to have been obtained if such resolution is passed by the affirmative vote of the Majority Lenders (or 100% in the event that there are only two Lenders) of the votes given on a poll of the Lenders with respect to such resolution. A meeting of Lenders may be called by the Agent and shall be called by the Agent upon the request of any two Lenders. Every such meeting shall be held in the City of Toronto or at such other reasonable place as the Agent may approve. At least seven days’ notice of the time and place of any such meeting shall be given to the Lenders and shall include or be accompanied by a draft of the resolutions to be submitted to such meeting, but the notice may state that such draft is subject to amendment at the

Tor#: 5476194.9 - 58 - meeting or any adjournment thereof. The Lenders who are present in person or by proxy at the time and place specified in the notice shall constitute a quorum. A person nominated in writing by the Agent shall be chairman of the meeting. Lenders representing no less than 50.1% of the outstanding Advances must be present at a meeting or adjourned meeting. Upon every poll taken at any such meeting every Lender who is present in person or represented by a proxy duly appointed in writing (who need not be a Lender) shall be entitled to one vote in respect of each $1 of its Commitment. In respect of all matters concerning the convening, holding and adjourning of Lenders’ meetings, the form, execution and deposit of instruments appointing proxies and all other relevant matters, the Agent may from time to time make such reasonable regulations not inconsistent with this subsection 13.14(b) as it shall deem expedient and any regulations so made by the Agent shall be binding upon the Borrower, the Agent and the Lenders. (c) Notwithstanding subsection 13.14(a), without the consent of all the Lenders the Agent may not take the following actions: (i) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit Facility, reduce the fees payable, reduce interest rates or other amounts payable with respect to the Credit Facility, extend any date fixed for payment of principal, interest or other amounts payable relating to the Credit Facility, extend the repayment dates of the Credit Facility or change the definition of Majority Lenders or pricing of any Advances except as specifically provided pursuant to Section 2.10, Section 2.11 and Section 2.12; (ii) amend Section 3.2; or (iii) amend this Section 13.14(c). (d) An instrument in writing from the Majority Lenders (any such instrument in writing being an “ Approval Instrument ”) shall (subject to the terms of Section 13.14(c)) be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) shall be bound to give effect thereto accordingly. For greater certainty, to the extent so authorized in the Approval Instrument, the Agent shall be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument. (e) In the event that in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions hereof as contemplated by Section 13.14(c), the consent of the Majority Lenders shall have been obtained but the consent of one or more of such other Lenders (each a “ Non - Consenting Lender ”) whose consent is required shall not have been obtained; then, with respect to each Non - Consenting Lender (the “ Terminated Lender ”) the Borrower may, by giving written notice to the Agent and any Terminated Lender of its election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign its outstanding Advances and its Commitment, if any, in full to one or more Eligible Assignees (each a “ Replacement Lender ”) in accordance with the provisions of this Agreement and the Borrower shall pay the fees, if any,

Tor#: 5476194.9 - 59 - payable thereunder in connection with any assignment from the Non - Consenting Lender; provided: (i) on the date of such assignment, the Replacement Lender shall pay to the Terminated Lender an amount equal to the sum of (a) an amount equal to the principal of, and all accrued interest on, all outstanding Advances of the Terminated Lender, (b) an amount equal to all unreimbursed drawings that have been funded by such Terminated Lender, together with all then unpaid interest with respect thereto at such time, and (c) an amount equal to all accrued, but theretofore unpaid fees owing to such Terminated Lender pursuant to this Agreement; (ii) on the date of such assignment, the Borrower shall pay any amounts payable to such Terminated Lender in respect to any Breakage Costs or otherwise owed as a consequence of such repayment or otherwise as if it were a prepayment; and (iii) each Replacement Lender shall consent, at the time of such assignment, to each matter in respect of which such Terminated Lender was a Non - Consenting Lender. Upon the prepayment of all amounts owing to any Terminated Lender and the termination of such Terminated Lender’s Credit Facility Commitment, if any, such Terminated Lender shall no longer constitute a “Lender” for purposes hereof; provided, any rights of such Terminated Lender to indemnification hereunder shall survive as to such Terminated Lender. 15. Provisions for Benefit of Lenders Only The provisions of this Article 13 (other than this Section 13.15, Section 13.14(e) and the rights of the Borrower to receive notice as specified herein) relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Borrower shall not have any rights under or be entitled to rely for any purposes upon such provisions. 16. Payments by Agent (a) For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder: (i) the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower; (ii) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender’s Proportionate Share of that amount which is the amount actually received by the Agent;

Tor#: 5476194.9 - 60 - (iii) if any Lender advances more or less than its Proportionate Share of Credit Facility, such Lender’s entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender; (iv) the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive; (v) upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and (vi) all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment and Assumption unless notice to the contrary is received by the Agent from such Lender. (b) Unless the Agent has actual knowledge that the Borrower has not made or will not make a payment to the Agent for value on the date in respect of which the Borrower has notified the Agent that the payment will be made, the Agent shall be entitled to assume that such payment has been or will be received from the Borrower when due and the Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts. If the payment by the Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, the Borrower shall, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, reasonable costs, reasonable expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result. Provided that in no event will the Borrower indemnify the Agent against liabilities, losses, damages, costs and expenses that arose on account of the Agent’s bad faith, negligence, wilful misconduct or illegal act. A certificate of the Agent with respect to any amount owing by the Borrower under this Section shall be prima facie evidence of the amount owing in the absence of manifest error. 17. Acknowledgements, Representations and Covenants of Lenders (a) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing. (b) Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit Facility in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement. (c) Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder. (d) Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such documents.

Tor#: 5476194.9 - 61 - (e) Except to the extent recovered by the Agent from the Borrower, promptly following demand therefor, each Lender shall pay to the Agent an amount equal to such Lender’s Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent’s negligence or wilful misconduct. (f) Each Lender shall respond promptly to each request by the Agent for the consent of such Lender required hereunder. (g) Each Lender that assigns all or a portion of its rights and obligations under this Agreement shall pay to the Agent a processing and recordation fee of $3,500 with respect to each such assignment in accordance with Section 15.2(e). 18. Rights of Agent (a) In administering the Credit Facility, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders. (b) The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Default or Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement. (c) Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby. (d) The Agent may round an individual Lender’s Proportionate Share of any Advance to the nearest $100,000 in Canadian Dollars or United States Dollars, as the case may be. (e) The Agent shall be entitled to scan and provide by email to the Lenders all financial information it receives from the Borrower. 19. Non - Funding Lenders (a) Each Non - Funding Lender shall be required to provide to the Agent cash or Cash Equivalents in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all other obligations of such Non - Funding Lender to the Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non - Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower. Such cash or Cash Equivalents shall be held by Agent in one or more cash collateral accounts which accounts shall be in the name of

Tor#: 5476194.9 - 62 - the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash and Cash Equivalents in accordance with Section 13.11. (b) Neither Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non - Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Non - Funding Lender and received and deposited by Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non - appealable judgment of a court of competent jurisdiction. (c) The Agent shall be entitled to set off any Non - Funding Lender’s Proportionate Share of all payments received from the Borrower against such Non - Funding Lender’s obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement. The Agent shall be entitled to withhold and deposit in one or more non - interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by Agent and due to a Non - Funding Lender pursuant to this Agreement which amounts shall be used by Agent (A) first, to reimburse the Agent for any amounts owing to it by the Non - Funding Lender, and then to reimburse, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non - Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non - Funding Lender, (C) third, first, to cash collateralize all other obligations of such Non - Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non - Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower, and (D) fourth, at the Agent’s discretion, to fund from time to time the Non - Funding Lender’s Proportionate Share of Advances under the Credit Facility. (d) For certainty, a Non - Funding Lender will have no voting or consent rights with respect to matters under this Agreement. Accordingly, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non - Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders. Notwithstanding the foregoing, should a Non - Funding Lender (i) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to Agent, and (ii) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non - Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non - Funding Lender. 13.20 Sharing of Payments by Lenders If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Advances and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that:

Tor#: 5476194.9 - 63 - (a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest ; (b) the provisions of this Section shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances to any assignee or participant, other than to the Borrower or any Affiliate of the Borrower (as to which the provisions of this Section shall apply); and (c) the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with this Agreement, (x) any payment made in respect of an obligation that is secured by a Permitted Encumbrance or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with this Agreement, (y) any reduction arising from an amount owing to the Borrower upon the termination of derivatives entered into between the Borrower and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender. 13.21 Agent’s Clawback (a) Funding by Lenders: Presumption by Agent Unless the Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Agent such Lender’s share of such advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event if a Lender has not in fact made its share of the applicable advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on Interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender’s Advance included in such advance. If the Lender does not do so forthwith, the Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent. (b) Payments by Borrower: Presumptions by Agent Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Agent for the account of any Lender hereunder that the Borrower will not make such payment the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is

Tor#: 5476194.9 - 64 - distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on Interbank compensation. ARTICLE 14 TAXES AND CHANGE OF CIRCUMSTANCES 14.1 Change of Circumstances (a) If the introduction of or any change in any Applicable Law relating to any Lender, or any change in the interpretation or application thereof by any Governmental Body or compliance by any Lender with any request (provided that banks or non - bank lenders, as the case may be, would customarily comply therewith) or direction of any Governmental Body (herein referred to as a “ Change of Law ”): (i) subjects any Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes on payments of the Obligations or changes the basis of taxation of payments due to any Lender or increases any existing Taxes on payments of the Obligations (other than Excluded Taxes); (ii) imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, special deposit, deposit insurance or assessment, or any other regulatory or similar requirement against assets held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans by, any Lender; (iii) imposes any Taxes on reserves or deemed reserves in respect of the undrawn portion of the Credit Facility; (iv) imposes on any Lender or requires there to be maintained by any Lender any capital adequacy or additional capital requirement (including, without limitation, a requirement which affects such Lender’s allocation of capital resources to its obligations) in respect of such Lender’s obligations hereunder or imposes any other condition or requirement with respect to the maintenance by any Lender of a contingent liability with respect to any Bankers’ Acceptance hereunder; or (v) imposes on any Lender any other condition or requirement with respect to this Agreement or the Credit Facility (other than Excluded Taxes); and such occurrence has the effect of: (vi) increasing the cost to such Lender of agreeing to make or making or maintaining the Credit Facility, any Advance or any portion thereof; (vii) reducing the amount of the Obligations; (viii) directly or indirectly reducing the effective rate of return to such Lender under this Agreement or on its overall capital as a result of entering into this Agreement or as a result of any of the transactions or obligations

Tor#: 5476194.9 - 65 - contemplated by this Agreement (other than a reduction resulting from Excluded Taxes); or (ix) causing such Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by such Lender hereunder; then, such Lender shall, within 30 days of such Lender actually becoming aware of such Change of Law (the “ Notice Date ”), provide notice thereof to the Borrower and the Agent (with such notice being accompanied by a certificate of the Lender stating that the Lender is entitled to claim an amount under this Section 14.1 in accordance with the terms hereof, setting forth the amount necessary to compensate such Lender and a reasonably detailed explanation of the basis for the request of compensation), and the Borrower shall, within 30 days of receipt of such notice and certificate from such Lender, pay or cause to be paid to such Lender such additional amounts as shall be sufficient to fully indemnify such Lender for such additional cost, reduction, payment, foregone interest or other return (herein referred to as “ Additional Compensation ”) but only in respect of the period after the effective date of the Change of Law; provided, however, that (i) the Borrower shall not be required to compensate a Lender pursuant to this Section for any Additional Compensation arising subsequent to the Notice Date and prior to the actual date of notice being delivered to the Borrower as to such Lender’s intention to claim compensation therefore or which arose as a result of a breach by such Lender or any of its Affiliates of any Applicable Law, and (ii) a Lender shall not claim Additional Compensation hereunder if it is not claiming similar compensation in such circumstances from its similarly situated customers in such jurisdiction (as determined in the reasonable discretion of such Lender). The above - referenced certificate as to the amount of such Additional Compensation, submitted to the Borrower by the Lender, shall be prima facie evidence of the amount of compensation required to be paid hereunder by the Borrower to the Lender. If any Lender shall become aware that it has received a refund, credit or allowance in respect of Additional Compensation as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts, and such refund, credit or allowance is clearly attributable to and identifiable in respect of the Change of Law and the Credit Facility, such Lender shall remit to the Borrower the amount of such refund, credit or allowance that it has received net of its costs and expenses incurred in obtaining such refund, credit or allowance. If (A) the Borrower shall become aware that a Lender is entitled to receive a refund, credit or allowance in respect of Additional Compensation as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts to such Lender, or (B) a Lender shall become aware that it is entitled to receive a refund, credit or allowance in respect of Additional Compensation as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts to it, such Lender shall promptly notify the Borrower of such refund, credit or allowance and, in each case, the Borrower may give notice to such Lender requesting that it make a claim to such Governmental Body for such refund, credit or allowance subject to (i) the Borrower having agreed in writing to pay all of such Lender’s costs and expenses relating to such claim and (ii) such Lender determining that it would not be disadvantaged or prejudiced as a result of making such claim (it being understood that the mere existence of fees, charges, costs or expenses that the Borrower has agreed to pay on behalf of the Lender shall not be deemed to be a disadvantage to such Lender). Upon a Lender receiving the aforesaid notice, and in the event that the refund, credit or allowance in question is clearly attributable to and identifiable in respect of the Change of Law and the Credit Facility, the Lender shall proceed to make a claim to such Governmental Body so as to seek such refund, credit or allowance. Upon receipt by the Lender of any such refund, credit or allowance it shall, after deducting its costs and expenses relating to such claim, remit to the

Tor#: 5476194.9 - 66 - Borrower such refund, credit or allowance, as the case may be. If, after the receipt of any payment by the Borrower to a Lender under this Section 14.1 such Lender obtains a refund, credit or allowance on account of the Additional Compensation in respect of which such payment was received, the Lender shall, to the extent clearly attributable and identifiable in respect to a payment made by the Borrower to a Lender under this Section 14.1 and to the extent it can do so without prejudice to its ability to retain the amount of such refund, credit or allowance, account to the Borrower for an amount equal to the refund received or credit or allowance given net of its costs and expenses without interest (other than interest paid or credited by the relevant Governmental Body clearly attributable and identifiable to such refund, credit or allowance). If such Lender is subsequently advised of the requirement that it repay such refund, credit or allowance, the Borrower shall return to such Lender any amount that it had accounted for. (b) Should any Lender make a demand for payment pursuant to Section 14.1 or 14.2 such Lender shall, at the Borrower’s option and request and subject to the Borrower agreeing to pay such existing Lender’s actual documented costs and expenses (including any stamp taxes or duties associated with such assignment), assign all of its rights and obligations under the Agreement to one or more existing Lenders nominated by the Borrower (in consultation with the Agent) that have agreed to assume such rights and obligations as evidenced by the execution of an assignment agreement in the form of Schedule F attached hereto. In the event that Lenders nominated by the Borrower are not willing to take an assignment of such Lender’s rights and obligations, the Borrower shall be entitled to obtain one or more substitute lenders to obtain an assignment of such Lender’s rights and obligations and such Lender shall, at the Borrower’s request, assign all of its rights and obligations under the Agreement to such substitute lenders selected by the Borrower provided that (i) such assignment to one or more substitute lenders shall be subject, in each case, to the prior consent being obtained of the applicable Lenders and the Agent; and (ii) the execution by such substitute lenders along with all other applicable parties of an assignment agreement in the form attached as Schedule F hereto. (c) Notwithstanding anything contained in this Section 14.1, should any Lender or cease to be a resident of Canada or the United States of America and cease to be entitled to the benefit of the Canada US Income Tax Convention (1985), as amended, such Lender shall not be entitled to be grossed up (nor indemnified) for any Taxes that are required to be deducted from a payment by the Borrower as a consequence thereof. (d) Notwithstanding anything contained in this Section 14.1, (i) the Dodd - Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines and directives thereunder or issued in connection therewith and (ii) all requests, rules, regulations, guidelines and directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority or any United States, Canadian or foreign regulatory authority, in each case pursuant to Basel III, shall, in each case, be deemed a “Change of Law” regardless of the date enacted, adopted or issued but only to the extent applicable to a Lender claiming Additional Compensation. 2. Taxes (a) Payments Subject to Taxes If the Borrower, the Agent or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of the Borrower hereunder, then (i) the sum payable shall be increased by the Borrower when payable as necessary so that after

Tor#: 5476194.9 - 67 - making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Borrower shall make any such deductions required to be made by it under Applicable Law and (iii) the Borrower shall timely pay the full amount required to be deducted to the relevant Governmental Body in accordance with Applicable Law. (b) Payment of Other Taxes by the Borrower Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Body in accordance with Applicable Law. (c) Indemnification by the Borrower The Borrower shall, indemnify the Agent and each Lender, within 10 days after written demand therefor (specifying in reasonable detail the nature and corresponding calculation, and the amount of the Indemnified Taxes or other Taxes), for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) withheld or deducted on payments to, or paid by, the Agent, such Lender in respect of any payment by or on account of any obligation of the Borrower hereunder or under any document executed in connection herewith and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Body. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. (d) Evidence of Payments As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Body, the Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Body evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent. (e) Treatment of Certain Refunds and Tax Reductions If the Agent or a Lender determines that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out - of - pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after - Tax interest paid by the relevant Governmental Body with respect to such refund). The Borrower, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Body) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Body. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction. Documentary support for such refund and out - of - pocket expenses to be provided by the applicable Lenders or the Agent.

Tor#: 5476194.9 - 68 - (f) Status of Lenders To the extent that withholdings apply to any payment to be made to a Lender, any Lender that is entitled to an exemption from or reduction of any withholding tax with respect to any payments hereunder shall, to the extent it may lawfully do so, deliver to the Borrower and to the Agent such properly completed and executed documentation prescribed by Applicable Law or by any Governmental Body as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if required by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to withholding, backup withholding or information reporting requirements. Each Lender shall, from time to time after the initial delivery by such Lender of the forms described above, at the request of the Agent or the Borrower, (a) deliver to the Borrower and the Agent renewals, amendments or additional or successor forms, together with any other certificate or statement of exemption required in order to confirm or establish such Lender’s status or that such Lender is entitled to an exemption from or reduction in withholding tax or (b) notify the Agent and the Borrower of its inability to deliver any such forms, certificates or other evidence. The Borrower shall not be required to pay any additional amounts pursuant to Section 14.2(a) in respect of any payment to or for the account of a Lender and shall not be required to indemnify a Lender pursuant to Section 14.2(c) if the obligation to pay such additional amounts or to indemnify a Lender would not have arisen but for a failure by such Lender to comply with the requirements of this Section 14.2(f). (g) Indemnification by the Lenders Each Lender shall severally indemnify the Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so) and (ii) any Taxes (other than Indemnified Taxes) attributable to such Lender, in each case, that are payable or paid by the Agent in connection with this Agreement, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Body. A certificate as to the amount of such payment or liability delivered to any Lender by the Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or otherwise payable by the Agent to the Lender from any other source against any amount due to the Agent under this paragraph (g). (h) Survival Each party’s obligations under this Section 14.2 shall survive the resignation or replacement of the Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge or all obligations under this Agreement. 14.3 Illegality If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Body, shall make it unlawful for any Lender to make or maintain any Advance or to give effect to its obligations in respect of such Advances as contemplated hereby, such Lender may, by notice to the Borrower and to the Agent, declare that its obligations hereunder in respect of such Advance shall be terminated, and thereupon the Borrower shall prepay to the Agent on behalf of such Lender within the time required by such Applicable Law (or at the end of such longer period as such Lender in its discretion has agreed) all of the Obligations in respect of such Advance including all amounts payable in connection with such prepayment pursuant to Section 12.1(d). If there

Tor#: 5476194.9 - 69 - are any types of Advances hereunder that are not so affected, the Borrower may convert the Advances which are affected into one of the types of Advances that are not affected. Any prepayment under this Section 14.3 shall not reduce any Lender’s Commitment. ARTICLE 15 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS 1. Successors and Assigns Generally The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations, hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 15.2, or (ii) by way of participation in accordance with the provisions of Section 15.4 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 15.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement. 2. Assignment by Lenders Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it); provided that: (a) except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advance of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, unless each of the Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents to a lower amount (each such consent not to be unreasonably withheld or delayed); (b) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Advance or the Commitment assigned; except that this clause (b) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non - pro rata basis; (c) any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed);

Tor#: 5476194.9 - 70 - (d) any assignment must be approved by the Borrower (in its sole discretion) unless (A) the proposed assignee is, in the case of the Credit Facility, itself already a Lender with the same type of Commitment, or (B) an Event of Default has occurred and is continuing; and (e) the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Agent an Administrative Questionnaire. Subject to acceptance and recording thereof by the Agent pursuant to Section 15.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Article 12 and Article 14, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph (other than a participation described in Section 15.4) shall be null and void as against the Borrower. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower. 3. Register The Agent shall maintain at one of its offices in Toronto, Ontario or Montreal, Quebec a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “ Register ”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. 4. Participations A Lender may grant participations in all or any part of its rights and obligations under this Agreement without the prior written consent of the Borrower and without the prior written consent of the Agent, provided that with respect to the grant of any participation: (a) the obligations and responsibilities of the granting Lender (the “ Grantor ”) hereunder (including, without limitation, its Commitments hereunder) shall remain unchanged and the Grantor shall remain fully liable for all its obligations and responsibilities hereunder to the same extent as if such participation had not been granted;

Tor#: 5476194.9 - 71 - (b) the Grantor shall administer the participation of the participating Person (the “ Participant ”) and neither the Participant nor the Borrower shall have any rights against or obligations to, or deal directly with, each other in respect of the participation of the Participant; (c) no Participant under any such participation shall have any rights under this Agreement or in any instrument or document executed pursuant to this Agreement, or any right to approve any amendment or waiver of any provision of this Agreement or any other such instrument or document, or any consent to any departure by the Borrower therefrom; and (d) within 30 days of the effective date of such participation, such Lender shall provide notice of such participation to Borrower. ARTICLE 16 GENERAL 16.1 Nature of Obligations under this Agreement (a) The obligations of each Lender and of the Agent under this Agreement are several and not joint and several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder. Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Lenders a partnership. (b) Neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder. 2. Addresses, Etc. for Notices (a) The addresses and telecopier numbers for the purposes of notices and other communications to the Borrower and the Agent are set out on the signatures pages and Schedules to this Agreement. (b) Notices Generally Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 16.2(c)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address or telecopier number specified in the Register. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Section 16.2(c) below shall be effective as provided in Section 16.2(c).

Tor#: 5476194.9 - 72 - (c) Electronic Communications Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e - mail) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender of Advances to be made if such Lender has notified the Agent that it is incapable of receiving notices under such Article by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless the Agent otherwise prescribes, notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e - mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient. (d) Change of Address, Etc. Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto. 3. Governing Law and Submission to Jurisdiction (a) Governing Law This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. (b) Submission to Jurisdiction The Borrower irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement against the Borrower or its properties in the courts of any jurisdiction. (c) Waiver of Venue The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any court referred to in 16.3(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. 4. Judgment Currency (a) If for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 16.4 referred to as the “ Judgment Currency ”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding:

Tor#: 5476194.9 - 73 - (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 16.4(a)(ii) being hereinafter in this Section 16.4 referred to as the “ Judgment Conversion Date ”). (b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 16.4(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay such additional or lesser amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. (c) Any amount due from the Borrower under the provisions of Section 16.4(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement. (d) The term “rate of exchange” in this Section 16.4 means the spot rate of exchange based on Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgment Currency published or quoted by the Bank of Canada at 4:30 p.m. on such date for the day in question, or if such rate is not so published or quoted by the Bank of Canada, such term shall mean the Equivalent Amount of the Judgment Currency. 5. Survival The provisions of 11.2 shall survive the repayment of all Advances, whether on account of principal, interest or fees, and the termination of this Agreement, unless a specific release of such provisions by the Agent, on behalf of the Lenders, is delivered to the Borrower. 6. Severability Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. 7. Whole Agreement This Agreement constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof between the parties hereto.

Tor#: 5476194.9 - 74 - 8. Further Assurances The Borrower, each Lender and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement or of any of the agreements provided for hereunder to which it is a party. The Borrower, at its expense, shall promptly execute and deliver to the Agent, upon reasonable request by the Agent, all such other and further documents, agreements, opinions, certificates and instruments in compliance with and required to give effect to the covenants and agreements of the Borrower hereunder or to make any recording, file any notice or obtain any consent contemplated herein. 9. Waiver of Jury EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. 10. Counterpart; Integration; Effectiveness; Electronic Execution (a) Counterparts; Integration; Effectiveness This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and any separate letter agreements with respect to fees payable to the Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 3.1, this Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement. (b) Electronic Execution of Assignments The words “execution”, “signed”, “signature”, and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper - based recordkeeping system, as the case may be , to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act , as the case may be.

Tor#: 5476194.9 - 75 - 16.11 Treatment of Certain Information; Confidentiality (a) Each of the Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its Affiliates’ respective partners, directors, officers, employees, agents and advisors on a need to know basis only (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self - regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or any action or proceeding relating to this Agreement or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit - linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, (y) becomes available to the Agent or any Lender on a non - confidential basis from a source other than the Borrower, or (z) was in the possession of the Agent or any Lender free of any obligation of confidence at the time of communication to the Agent or such Lender or was communicated to the Agent or such Lender free of any obligation of confidence subsequent to the time of initial communication to the Agent or such Lender. (b) For purposes of this Section, “ Information ” means all information received in connection with this Agreement from the Borrower relating to the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non - confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. 12. Time of the Essence Time shall be of the essence of this Agreement. 13. Delivery by Facsimile Transmission This Agreement may be executed and delivered by facsimile transmission or other electronic communication and each of the parties hereto may rely on such facsimile signature as though such facsimile signature were an original signature. 14. Termination of Agreement This Agreement shall terminate and shall be of no further effect, other than with respect to indemnities expressly stated to survive termination of this Agreement, and the Agent shall execute and deliver all discharges and termination statements requested by the Borrower (at the expense of the Borrower) upon indefeasible repayment by the Borrower of all Obligations owing to the Agent and the Lenders and either the (x) termination of the Commitments (other

Tor#: 5476194.9 - 76 - than pursuant to Section 2.12), or (y) the cancellation of the Credit Facility pursuant to Section 2.9. 15. Anti - Money Laundering Legislation (a) The Borrower acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti - money laundering, anti - terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “ AML Legislation ”), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence. (b) Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any authorized signatories of the Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so. 16. Acknowledgement and Consent to Bail - In of EEA Financial Institutions Notwithstanding anything to the contrary in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under this Agreement, to the extent such liability is unsecured, may be subject to the Write - Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write - Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and (b) the effects of any Bail - In Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement; or (iii) the variation of the terms of such liability in connection with the exercise of the Write - Down and Conversion Powers of any EEA Resolution Authority. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

S-1

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

Address:

337 Magna Drive
Aurora, ON L4G 7K1

Attention:	Paul Brock, Vice-President & Treasurer
Email:	paul.brock@magna.com
Facsimile:	905-726-7166

MAGNA INTERNATIONAL INC.

by

Name: Paul H. Brock
Title: Vice President & Treasurer

Name: Vincent J. Galifi
Title: Executive Vice President & CFO

Credit Agreement (Magna International Inc)

S-2

AGENT:

Address:

The Bank of Nova Scotia, as Agent
40 King St. West, 62nd Floor
Toronto, ON M5W 2X6

Attention: Head of Agency Services
Email: agency.services@scotiabank.com
Facsimile: (416) 866-3329

THE BANK OF NOVA SCOTIA, as Agent

by

Name: Jamie Davis
Title: Director

Name: Lihor Abraham
Title: Associate Director

in the case of any Lender or the Agent, with a copy to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention: Joel Scoler
Facsimile: (416) 863-0871

Credit Agreement (Magna International Inc)

S-3

LENDERS:

Address:

The Bank of Nova Scotia
40 King St. West, 62nd Floor
Toronto, ON M5H 1H1

Attention: Jamie Davis
Facsimile: (416) 866-2010

THE BANK OF NOVA SCOTIA, as a Lender

by ______________________
Name: Jamie Davis
Title: Director

____
Name: Lihor Abraham
Title: Associate Director

Credit Agreement (Magna International Inc)

S - 4 Credit Agreement (Magna International Inc) Address : BNP Paribas Canada 155 Wellington Street West , Suite 3110 RBC Centre P . O. Box 149 Toronto , ON M5V 3H1 Attention: Facsimile: Rod O'Hara and Tony Baratta (416) 947 - 9995 BNP PARIBAS , as a Lender by r Zainuddin Ahmed Director Name : Abhoy Vaidya Title : Managing Director

Credit Agreement (Magna International Inc) S - 5 Address: BANK OF AMERICA, N.A., CANADA BRANCH, as a Lender Bank of America , N.A., Canada Branch 181 Bay Street Toronto, ON M5J 2V8 Attention: Facsimile: Wajeeh Faheem, Managing Director (415) 503 - 5073 by Name: Adrian Plummer Title: Vice President Ad ri an Plummer V i ce President

S - 6 Address: Citi 388 Greenwich Street, 32nd Floor New York, NY 10013 Attention: Facsimile: Alice Qi, Corporate & Investment Banking (646) 291 - 3661 CITIBANK, NA., CANADIAN BRANCH, as a Lender by With a copy to, Name: Title: Attention: Vinoliya Bhasker Facsimile: 1 - 877 - 806 - 2325

S - 7 Address: Royal Bank of Canada RBC Capital Markets 200 Bay Street, 4th Floor, South Tower, Toronto, ON M5J 2W7 Attention: Facsimile: Chris Cowan, Director, Corporate Banking (416) 842 - 5321 ROYAL BANK OF CANADA ' -- By: Name: Chris Cowan Title: Authorized Signatory Credit Agreement (Magna International Inc.)

S - 8 Address: The Toronto - Dominion Bank TD Securities TD Tower, 9th Floor 66 Wellington Street West Toronto, ON M5K 1A2 Attention Tim Thomas , Managing Director, Credit Origination Facsimile: (416) 944 - 5164 K Name: Andrew lR Title: Vice President Credit Agreement (Magna International Inc)

SCHEDULE A LENDERS AND COMMITMENTS Tor#: 5476194.9 Lenders The Bank of Nova Scotia BNP Paribas Citibank, N.A., Canadian Branch Bank of America, N.A., Canada Branch Royal Bank of Canada Commitment The Toronto - Dominion Bank Total US$300,000,000

Tor#: 5476194.9 SCHEDULE B NOTICE OF REQUEST FOR ADVANCE, CONVERSION OR ROLLOVER To: The Bank of Nova Scotia, as Agent Global Wholesale Services, Loan Operations 720 King Street West, 2 nd Floor Toronto, Ontario M5V 2T3 Attention: Director Fax: (416) 866 - 5991 And To: The Bank of Nova Scotia Corporate Banking, Loan Syndications 62 nd Floor, 40 King Street W., Scotia Plaza Toronto, Ontario M5W 2X6 Attention: Managing Director Fax: (416) 866 - 3329 Re: Magna International Inc. (the “Borrower”) Reference is made to an amended and restated credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “ Credit Agreement ”) dated as of May 24, 2019 among the Borrower, the Lenders party thereto and the Agent named therein. All terms used in this Notice of Request for Advance, Conversion or Rollover which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement. The Borrower hereby requests an Advance as follows: 1. Type of Advance: 2. 3. 4. Amount of Advance : (or, in the case of a Banker’s Acceptances, aggregate face amount of Bankers’ Acceptances to be accepted) Currency of Advance: Drawdown Date, Rollover Date or Conversion Date, as applicable: 5. Interest Period: 6. Account to be credited (if any): 7. If Rollover or Conversion of another Advance, provide details of other Advance: (a) Type: (b) Amount: (c) Maturity Date:

Tor#: 5476194.9 - 2 - If this Notice of Request for Advance, Conversion or Rollover is delivered in respect of an Advance, Magna International Inc. hereby certifies that all of the representations and warranties in Section 9.1 of the Credit Agreement are true and correct in all material respects on the date hereof as if made on and as of the date hereof (except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct as at such date or for such period of time), and that no Default or Event of Default has occurred and is continuing nor will any Default or Event of Default occur upon giving effect to the aforementioned Advance. If this Notice for Advance, Conversion or Rollover is delivered in respect of an Advance, all of the conditions precedent to an Advance contained in Section 3.1 & 3.2 of the Credit Agreement to be complied with in order to obtain an Advance have been fully complied with. DATED this day of , . MAGNA INTERNATIONAL INC. Per: Name: Title: Per: Name: Title:

SCHEDULE C REPAYMENT NOTICE To: The Bank of Nova Scotia, as Agent Global Wholesale Services, Loan Operations 720 King Street West, 3 rd Floor Toronto, Ontario M5V 2T3 Attention: Director Fax:(416) 866 - 5991 And To: The Bank of Nova Scotia Corporate Banking, Loan Syndications 62 nd Floor, 40 King Street W., Scotia Plaza Toronto, Ontario M5W 2X6 Attention: Managing Director Fax:(416) 866 - 3329 Re: Magna International Inc. (the “Borrower”) Reference is made to an amended and restated credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “ Credit Agreement ”) dated as of May 24 , 2019 among the Borrower, the Lenders party thereto and the Agent named therein . All terms used in this Repayment Notice which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement . The Borrower hereby requests an Repayment as follows : 1. 2. 3. 4. Type of Repayment: Amount of Repayment: Repayment Date: Account to be Debited (if any): DATED this day of , . MAGNA INTERNATIONAL INC. Per: Name: Title: Per: Name: Title: Tor#: 5476194.9

Tor#: 5476194.9 SCHEDULE D COMPLIANCE CERTIFICATE TO: THE BANK OF NOVA SCOTIA , as agent for the Lenders (the “Agent”) AND TO: THE FINANCIAL INSTITUTIONS PARTY TO THE CREDIT AGREEMENT (as defined below), as lenders (the “Lenders”) RE: Amended and restated credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “ Credit Agreement ”) dated as of May 24, 2019 among Magna International Inc., the Lenders party thereto and the Agent party thereto. All terms used in this Compliance Certificate which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement. We, the and of Magna International Inc. (“Magna”) hereby certify, without personal liability, on behalf of Magna as follows: 1. This Certificate is furnished pursuant to paragraph 10.1(i) of the Credit Agreement. 2. We have read and are familiar with the Credit Agreement including, in particular, the definitions of the various financial terms used in the Credit Agreement, the covenants contained in Article Ten and the Events of Default described in Article Eleven of the Credit Agreement. 3. We have made or caused to be made such examinations or investigations as are, in our opinion, necessary to furnish this Certificate, and we have furnished this Certificate with the intent that it may be relied upon by the Agent and the Lenders as a basis for determining compliance by Magna with its respective covenants and obligations under the Credit Agreement as of the date of this Certificate. 4. Except as described herein, no Default or Event of Default has occurred and is continuing on the date of this Certificate. 5. The attached financial statements for the [Fiscal Quarter/Fiscal Year] ending [insert date] (the “Reference Date”) were prepared in accordance with generally accepted accounting principles in effect as at the date of such financial statements (subject to normal year - end adjustment in the case of interim unaudited financial statements) and fairly present in all material respects the financial condition of Magna on a consolidated basis. All calculations of financial covenants and presentation of financial information in this Certificate and the Appendices to this Certificate have been prepared in accordance with the Credit Agreement. 6. Magna is in compliance with the ratio of Total Debt to Total Capitalization as set forth in Subsection 10.1(j) as demonstrated in the calculations set forth in Appendix A to this Certificate. The ratio of Total Debt to Total Capitalization is 1 .

Tor#: 5476194.9 - 2 - 7. Magna’s Credit Rating is by [ Note: include name(s) or Rating Agency or Rating Agencies]. 8. The Tangible Net Worth as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate was U.S. $ . 9. The Funded Indebtedness of the Restricted Subsidiaries as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate was U.S. $ which constitutes % of Tangible Net Worth. 10. The aggregate of Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances and Funded Indebtedness as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate was U.S. $ which constitutes % of Tangible Net Worth. 11. The Borrower is in compliance with Section 10.1(m) of the Credit Agreement as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate. Dated this day of . 20 . By: Name: Title: By: Name: Title:

Tor#: 5476194.9 APPENDIX A TO QUARTERLY FINANCIAL COMPLIANCE CERTIFICATE The following calculations are applicable at the Reference Date. Reference Date: All monetary references are in U.S. dollars. 1. As at the Reference Date, the ratio of Total Debt to Total Capitalization was :1, calculated as follows: (i) (ii) (iii) (iv) (vi) (vii) (viii) (ix) (xi) indebtedness for borrowed money (excluding $ Subordinate Debt) Capital Lease Obligations $ contingent liabilities $ (i) + (ii) + (iii) $ (v) stated capital of all shares $ accumulated retained earnings $ contributed surplus $ minority interests in Subsidiaries $ accumulated other comprehensive income $ (x) Subordinated Debt $ (v) + (vi) + (vii) + (viii) + (ix) + (x) $ (xii) (xiii) (iv) + (xi) $ (iv) divided by (xii) 2. As at the Reference Date, Tangible Net Worth was $ , calculated as follows: (i) Total Equity (from 1(xi) above) $ (ii) book value of intangible assets (includes (i) goodwill plus (ii) Intellectual Property in excess of $100,000,000) $ (iii) (i) – (ii) $

- 2 - 3. As at the Reference Date, the Funded Indebtedness of the Restricted Subsidiaries 1 was $ , calculated as follows: (i) (ii) (iii) (iv) indebtedness for borrowed money (excluding $ Subordinate Debt) Capital Lease Obligations $ contingent liabilities $ (i) + (ii) + (iii) $ 4. As at the Reference Date, the Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances and Funded Indebtedness was $ , calculated as follows: (i) $ Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances (ii) Funded Indebtedness of Restricted Subsidiaries $ (iii) (i) + (ii) $ 5. As at the Reference Date, the sales and book value of total assets of Magna and the Restricted Subsidiaries on a consolidated basis is set forth below and the sales and book value of total assets of Magna on a consolidated basis is set forth below: Sales (i) Sales for Magna and Restricted Subsidiaries on a consolidated basis $ (ii) Sales for Magna on a consolidated basis $ (iii) (i) · (ii) % (must not be less than 66/23%) 1 Excludes funded indebtedness of excluded subsidiaries as well as the Borrower. Tor#: 5476194.9

Tor#: 5476194.9 - 3 - Book Value of Total Assets (iv) Book value of total assets of Magna and Restricted Subsidiaries on a consolidated basis $ (v) Book value of total assets of Magna on a consolidated basis (vi) (iv) · (v) $ % (must not be less than 66/23%)

Tor#: 5476194.9 Schedule E Excluded Subsidiaries NIL

Tor#: 5476194.9 Schedule F Assignment and Assumption Agreement Dated . Reference is made to the amended and restated credit agreement made as of May 24, 2019 (as it may be amended, modified, supplemented, restated or replaced from time to time, the “ Credit Agreement ” among Magna International Inc., the Lenders party thereto and the Agent named therein. Terms defined in the Credit Agreement are used herein as therein defined. (the “ Assignor ”) and (the “ Assignee ”) agree as follows: 1. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor a _% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below). 2. The Assignor (i) represents and warrants that as of the date hereof its Commitment is U.S. $ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of Obligations owing to it is U.S. $ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the members of the Magna Group or the performance or observance by the Borrower of any of its obligations under the Credit Agreement; and (v) gives notice to the Agents, the Lenders and the Borrower of the assignment to the Assignee hereunder. 3. The effective date of this Assign m e nt (the “ Eff e ctive Dat e ”) shall be . 4. The Assignee hereby agrees to the specific Commitment of U.S.$ . 5. As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Agreement held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Agreement that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment and Credit Agreement, relinquish its rights and be released from its obligations under the Credit Agreement.

- 2 - 6. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Effect Date directly between themselves. 7. This Assignment shall be governed by, and construed in accordance with, the laws of the province of Ontario and laws of Canada applicable therein. [ASSIGNOR] By: Title [ASSIGNEE] By: Title Address Attention: Telefax: THE BANK OF NOVA SCOTIA, as Agent By: Name: Title: By: Name: Title: Tor#: 5476194.9

Tor#: 5476194.9 - 3 - AGREED AND CONSENTED TO BY THE UNDERSIGNED [Note: Not required if an Event of Default has occurred and is continuing] MAGNA INTERNATIONAL INC. By: Name: Title: By: Name: Title: